NEWS RELEASE

Centerra Gold Reports Third Quarter Results

All figures are in United States dollars and all production figures are on a 100%-basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information” in Centerra Gold’s Management’s Discussion & Analysis for the three and nine months ended September 30, 2022 (“MD&A”) included in this press release. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these specified measures is a standardized financial measure under International Financial Reporting Standards (“IFRS”) and these measures might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” in the MD&A included in this press release for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Toronto, Canada, November 7, 2022: Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its third quarter of 2022 results.

Significant financial and operating results of the third quarter ended September 30, 2022 included:

•Net loss for the quarter of $33.9 million or $0.14 per common share (basic), including a deferred income tax expense of $27.6 million.
•Adjusted lossNG for the quarter of $15.9 million or $0.06 per common share (basic).
•Cash used in operating activities for the quarter of $17.0 million, was primarily due to a suspension of gold room operations at the ADR plant at the Öksüt Mine. No gold ounces were sold at the Öksüt Mine in the period but cash used in operating activities was $18.0 million with continued mining and stacking of ore. Mount Milligan Mine generated cash provided by mine operating activities of $33.4 million during the quarter.
•Free cash flow deficitNG for the quarter of $35.5 million.
•Gold production for the quarter of 54,134 ounces, solely from the Mount Milligan Mine. At the Öksüt Mine, approximately 40,000 ounces were processed into stored gold-in-carbon inventory during the quarter, increasing the total stored gold-in-carbon inventory balance to approximately 100,000 recoverable ounces at the end of September.
•Copper production for the quarter of 19.0 million pounds.
•Gold production costs for the quarter of $729 per ounce.
•Copper production costs for the quarter of $1.51 per pound.
•All-in sustaining costs on a by-product basisNG for the quarter of $941 per ounce was impacted by no gold ounces sold at the lower cost Öksüt Mine during the quarter, but partially offset by higher gold production and lower capital expenditures at the Mount Milligan Mine.
•All-in costs on a by-product basisNG for the quarter of $1,376 per ounce due to higher exploration and project development costs incurred primarily at the Company’s Goldfield project and existing operating mines.
•Strong balance sheet with a cash position at the quarter-end of $580.8 million.
•Öksüt Mine’s leaching operations were suspended in August but mining, crushing and stacking activities continue. Following discussions with Turkish officials relating to the Öksüt Mine’s Environment Impact Assessment (“EIA”) the Company has ceased leaching ore on its heap leach pad and using activated carbon to process gold into gold-in-carbon form effective August 2022. The Company’s mercury abatement retrofit to the ADR plant is expected to be completed in late 2022. In August 2022, the Company submitted an application to update its EIA and expects to make a further detailed submission, inclusive of all required technical studies, by the end of 2022. The Company expects to work with Turkish officials and other stakeholders thereafter on the regulatory review and approval of its EIA and such other permits that may be required to allow a timely full restart of all operations. For further details, see “Update on Öksüt Mine Operations”.

•Centerra closed the global arrangement agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and Kyrgyz Republic to effect a separation of Centerra from Kyrgyzaltyn and the Kyrgyz Republic. The Company cancelled all of Kyrgyzaltyn’s 77.4 million Centerra common shares upon closing of the this transaction. For further details, see the Company’s news releases dated April 4, 2022 and July 29, 2022.
•Goldfield District Project drilling activities continue with four rigs currently at site at the end of the quarter. The Company is targeting an initial resource estimate by mid-year 2023 and an updated resource estimate accompanied by the completion of a feasibility study thereafter.
•The Molybdenum Business Unit continued to implement a new streamlined business plan at its Langeloth Facility, reducing inventories held and overall working capital to generate free cash flow from operationsNG of $7.2 million during the quarter. With improving molybdenum prices, the Company continues to evaluate strategic options for the business unit, including a potential restart of the Thompson Creek Mine.
•The Company announced a Normal Course Issuer Bid (“NCIB”) which was accepted by the Toronto Stock Exchange in October 2022. The Company expects to commence the market purchase of shares subsequent to filing its third quarter results, subject to market conditions.
•The Company announced the highlights of the new life of mine (“LOM”) plan for the Mount Milligan Mine with the mine life extended by over four years to 2033 and an increase in the proven and probable reserves of 1.1 million contained ounces of gold and 260 million contained pounds of copper. A detailed overview of the LOM can be found in the NI 43-101 Technical Report, titled “Technical Report on The Mount Milligan Mine” with an effective date of December 31, 2021, being filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar on November 7, 2022.
•2022 guidance remains unchanged from the revised guidance issued in the second quarter. The Company remains on track for 2022 copper production guidance and cost guidance and is trending towards the lower end of gold production guidance.
•Quarterly Dividend declared of CAD$0.07 per common share.

CEO Discussion

Paul Wright, Interim President and Chief Executive Officer of Centerra stated, “Since accepting the role of Interim President and Chief Executive Officer on September 6, 2022, I’ve been able to use my first 60 days to visit all of our operating sites and engage many of our shareholders, The overarching impression that I’ve been left with is that we have solid operating teams managing our assets, and I’m excited for the future of the Company.”

“In the third quarter of 2022, the Company continued to demonstrate that safety remains Centerra’s top priority, with the Öksüt Mine’s team achieving one million hours without a lost time injury. Subsequent to the quarter-end, the Company announced highlights from the Mount Milligan Mine’s LOM, including an extension of the mine life to 2033 and an increase in proven and probable gold and copper reserves of 1.1 million contained ounces and 260 million contained pounds, respectively.”

“On the operational front, the Mount Milligan Mine produced 54,134 ounces of gold and 19.0 million pounds of copper in the third quarter, and at the Öksüt Mine, approximately 40,000 ounces were added to the stored in gold-in-carbon inventory. The Mount Milligan Mine 2022 gold and copper production remains on track and the mine continues to forecast strong cash flows for the year.”

“At the Öksüt Mine, the retrofit of the ADR plant remains on track to be completed in late 2022. The Company suspended leaching operations at the Öksüt Mine in August 2022 while it advances its applications for an updated EIA, but mining, crushing and stacking activities continue at the mine. The extent of mining, crushing and stacking activity for the remainder of the year will continue to be evaluated as the Company advances through the permitting process and may be reduced significantly prior to the end of the year.”

“Financially, in the third quarter, we recorded a consolidated free cash flow deficitNG of $35.5 million; however, the free cash flow from mine operationsNG generated at the Mount Milligan Mine of $20.9 million was able to offset a majority of the free cash flow deficit from mine operationsNG at the Öksüt Mine of $23.0 million. The Company ended the quarter with a cash position at the end of the period of $580.8 million. Based on the Company’s strong financial position, the Board approved a quarterly dividend of CAD$0.07 per share on November 4, 2022 to shareholders of record on

November 18, 2022. In consideration of Centerra’s current market valuation and to increase shareholder returns, in October the Company also announced a normal course issuer bid.”

Update on Öksüt Mine Operations

On March 18, 2022, Centerra announced that it had suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected, monitored and captured to prevent exposure to personnel and to safeguard the environment. The Company is currently constructing a mercury retort system to allow mercury to be safely vaporized from the sludge with the vapor condensed and collected in a fully contained system. The furnace off-gas system will also be replaced to ensure that any remaining mercury is scrubbed from the gas and captured.

All of the major equipment is mostly fabricated and has largely been delivered to site. Construction is progressing well and is expected to be completed in late 2022, with total capital costs expected to be approximately $5 million. The Company will work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant which the Company now expects will occur once shortly after the new EIA for the Öksüt Mine is approved.

From the date of suspension of gold room operations through to August 2022, the Company continued to process ore into gold-in-carbon form and has approximately 100,000 recoverable ounces of stored gold-in-carbon as at September 30, 2022.

Permitting

In May 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”). The Ministry of Environment informed the Öksüt Mine of a number of deficiencies relating to the Öksüt Mine’s environmental impact assessment (“EIA”). The Company has worked to address the majority of the deficiencies and following several further discussions with the Ministry of Environment, the Company: (i) determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits and to align the EIA permit levels with expected operating plans; (ii) the Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site effective late August 2022 though mining, crushing and stacking activities continue in line with existing EIA limits. The extent of mining, crushing and stacking activity for the remainder of the year will continue to be evaluated as the Company advances through the permitting process and may be reduced significantly prior to the end of the year.

The Öksüt Mine’s application to update its EIA was submitted to regulators at the end of August 2022 and the full EIA submission, inclusive of all supporting technical studies, is expected to be submitted before the end of 2022. Following the final EIA submission, the Company expects to work with Turkish officials and other stakeholders on the regulatory review and approval of its EIA and such other permits that may be required to allow a timely full restart of all operations. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month, which would allow the stored gold-in-carbon inventory to be processed on a timely basis.

The Company is also in pursuit of other ordinary course permits, including: (i) an enlarged grazing land permit to allow expansion of the existing operation to the currently defined EIA boundary of the Keltepe and Güneytepe pits; and (ii) an extension of the Öksüt Mine’s overall operating license which is scheduled to expire in January 2023.

Exploration Update

Exploration activities in the third quarter of 2022 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America. Exploration expenditures in the third quarter of 2022 were $23.2 million. The activities were primarily focused on expanded drilling programs at the Mount Milligan Mine in British Columbia, the Öksüt Mine in Türkiye, the Goldfield Project in Nevada, and greenfield projects in the USA and Türkiye.

At the Mount Milligan Mine, 32 diamond drill holes, totalling 16,653 metres, were completed in the third quarter of 2022, including brownfield exploration drilling (11,801 metres in 22 drill holes) and resource expansion drilling (4,852 metres in 10 drill holes). The Company expects to continue exploration drilling in the fourth quarter of 2022.

At the Öksüt Mine, 43 drill holes and 18 reverse circulation (“RC”) drill holes, totalling 15,840 metres, were completed in the third quarter of 2022. Exploration drilling activities were mainly undertaken at the Keltepe, Güneytepe, Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits with the aim of expanding known oxide gold mineralization resources. Drilling also continued testing peripheral targets, such as the Yelibelen and Büyüktepe prospects. The Company expects to continue this work in the fourth quarter.

At the Goldfield Project, exploration activities in the third quarter of 2022 included brownfield diamond core and RC drilling at the Gemfield and Goldfield Main deposits. Drill programs included infill, resource expansion, and exploration drilling, as well metallurgical, geotechnical, and hydrogeochemical drilling in support of the preparation of an initial resource estimate in 2023 and a feasibility study thereafter. Drilling comprised 12,400 metres of exploration drilling and technical services drilling in 54 drill holes, including 24 RC drill holes for 5,400 metres and 30 diamond drill holes for 7,000 metres. Late in the quarter, two additional rigs were added to increase drill production for the total of four rigs at site as of September 30, 2022. As of the end of the third quarter, 16,500 metres of exploration and technical services drilling have been completed in 80 drill holes in 2022. All assay results are pending. The Company expects to continue this work in the fourth quarter of 2022.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following: https://ml.globenewswire.com/media/b54b7caa-fb95-4b8b-99ad-1ac639294106/document/?v=11042022080500.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call

Centerra invites you to join its 2022 third quarter conference call on Monday, November 7, 2022 at 9:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America 1 (800) 750-9140. International participants may access the call at +1 (416) 981-0157. Results summary presentation slides are available on Centerra’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Notified and can be accessed live at Centerra’s website at www.centerragold.com. A recording of the call will be available after the call and via telephone until midnight Eastern Standard Time on November 21, 2022 by calling +1 (416) 626-4100 or (800) 558-5253 and using passcode 22021107.
For more information:

Toby Caron	Shae Frosst
Treasurer and Director, Investor Relations	Manager, Investor Relations
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com
Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s
Discussion and
Analysis

For the Three and Nine Months Ended September 30, 2022 and 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of November 4, 2022 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the nine months ended September 30, 2022 in comparison with the corresponding period ended September 30, 2021. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2022 Outlook, including production, costs, capital expenditures, depreciation, depletion and amortization expenses and taxes; the effects of inflation on the Company’s costs; the weakening of the Canadian dollar and Turkish lira relative to the U.S. dollar; expectations regarding copper credits and copper prices in the fourth quarter of 2022; the expected trend of the Company’s performance toward achieving guidance; expected cash outflows at the Oksut Mine for the fourth quarter of 2022; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine, including construction progress; the expected restart of gold room operations, related regulatory approvals and the expected timing thereof; the capacity of the Öksüt Mine’s ADR plant to process inventories of loaded gold in carbon ; preparation and timing of further submissions relating to the EIA amendment for the Öksüt Mine and further discussions and regulatory review thereof; progress on ordinary course permitting at the Öksüt Mine and the ability to mine the Keltepe and Guneytepe pits; expectations for continued mining, crushing and stacking operations at the Öksüt Mine in the fourth quarter of 2022; highlights of a new life of mine plan for the Mount Milligan Mine, including reserves and resources, costs, inflationary pressures and expectations regarding the release of further guidance; expectations for optimization of Mount Milligan Mine’s staged flotation reactors; strategic options for the Molybdenum BU, including a potential restart of the Thompson Creek Mine, net cash required to maintain the business and expectations for molybdenum prices; expectations for ongoing activities at the Goldfield project, including drilling, resource estimation and a feasibility study; expectations for market purchases under a normal course issuer bid; possible impact to operations relating to COVID-19; leadership transition of the Chief Executive Officer position; and expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada, including potential uncertainty created by upcoming presidential elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making, including potential uncertainty created by upcoming presidential elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes or political events or elections in Türkiye; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine’s current EIA and permits or that the Compay experiences delay or disruption in its applications for new or amended EIA or other permits; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of November 4, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor mine, located in the Kyrgyz Republic, (the “Kumtor Mine”), through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). The seizure of the Kumtor Mine and the actions of the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021, and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements. The Company entered into a global arrangement agreement (“Arrangement Agreement”) dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes (the “Transaction”). The Transaction closed on July 29, 2022.
As of September 30, 2022, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Advanced exploration	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

Following the completion of the Transaction on July 29, 2022, the number of the Company’s issued and outstanding common shares was reduced by 77,401,766. As of November 4, 2022, there are 220,355,953 common shares issued and outstanding, options to acquire 2,810,413 common shares outstanding under the Company’s stock option plan, and 728,653 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2022	2021	% Change	2022	2021	% Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	179.0	220.5	(19)%	641.9	649.1	(1)%
Production costs	132.0	121.6	9%	416.5	355.7	17%
Depreciation, depletion, and amortization ("DDA")	14.4	30.4	(53)%	79.9	89.5	(11)%
Earnings from mine operations	32.6	68.5	(52)%	145.5	203.9	(29)%
Net (loss) earnings from continuing operations	(33.9)	27.6	(223)%	52.9	172.1	(69)%
Adjusted net (loss) earnings from continuing operations(1)	(15.9)	35.7	(145)%	4.3	113.9	(96)%
Net loss from discontinued operations	—	—	—%	—	(828.7)	(100)%
Net (loss) earnings(2)	(33.9)	27.6	(223)%	52.9	(656.6)	108%
Adjusted net (loss) earnings(1)(2)	(15.9)	35.7	(145)%	4.3	198.3	(98)%
Cash (used in) provided by operating activities from continuing operations	(17.0)	62.4	(127)%	7.8	209.1	(96)%
Free cash flow (deficit) from continuing operations(1)	(35.5)	41.0	(187)%	(57.6)	139.7	(141)%
Adjusted free cash flow (deficit) from continuing operations(1)	(29.5)	45.3	(165)%	(36.7)	148.6	(125)%
Cash provided by operating activities from discontinued operations	—	—	—%	—	143.9	(100)%
Net cash flow from discontinued operations(3)	—	—	—%	—	47.8	(100)%
Additions to property, plant and equipment (“PP&E”)	11.7	24.8	(53)%	247.2	72.0	243%
Capital expenditures - total(1)	16.1	20.1	(20)%	57.8	65.2	(11)%
Sustaining capital expenditures(1)	16.0	18.7	(14)%	55.8	62.3	(10)%
Non-sustaining capital expenditures(1)	0.1	1.4	(93)%	2.0	2.9	(31)%
Net (loss) earnings from continuing operations per common share - basic(4)	(0.14)	0.09	(256)%	0.19	0.58	(67)%
Net (loss) earnings per common share - $/share basic(2)(4)	(0.14)	0.09	(256)%	0.19	(2.21)	(109)%
Adjusted net (loss) earnings from continuing operations per common share - basic(1)(4)	(0.06)	0.12	(150)%	0.02	0.38	(95)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)(4)	(0.06)	0.12	(150)%	0.02	0.67	(97)%
Operating highlights (continuing operations basis)
Gold produced (oz)	54,134	76,913	(30)%	190,646	216,944	(12)%
Additions to stored gold-in-carbon inventory (Koz)(5)	40-45	—	100%	100-105	—	100%
Gold sold (oz)	56,245	75,721	(26)%	192,750	224,445	(14)%
Average market gold price ($/oz)	1,728	1,790	(3)%	1,826	1,800	1%
Average realized gold price ($/oz )(6)	1,204	1,542	(22)%	1,580	1,477	7%
Copper produced (000s lbs)	19,045	17,861	7%	56,955	56,282	1%
Copper sold (000s lbs)	19,647	18,512	6%	58,019	60,833	(5)%
Average market copper price ($/lb)	3.52	4.26	(17)%	4.12	4.17	(1)%
Average realized copper price ($/lb)(6)	2.49	2.55	(2)%	2.82	2.73	3%
Molybdenum sold (000s lbs)	3,291	2,615	26%	9,406	9,100	3%
Average market molybdenum price ($/lb)	16.12	19.06	(15)%	17.86	15.02	19%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	729	630	16%	653	626	4%
All-in sustaining costs on a by-product basis ($/oz)(1)	941	781	20%	826	672	23%
All-in costs on a by-product basis ($/oz)(1)	1,376	932	48%	1,105	806	37%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	1,190	928	28%	1,062	916	16%
Copper production costs ($/lb)	1.51	1.50	1%	1.63	1.44	13%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	1.78	1.95	(9)%	2.04	1.21	69%
(1)Non-GAAP financial measure. All per unit costs metrics are expressed on a metal sold basis. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4)As at September 30, 2022, the Company had 220,086,775 common shares issued and outstanding.
(5)Represents a portion of the recoverable ounces in the adsorption, desorption and recovery (“ADR”) inventory as at September 30, 2022.
(6)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet been finally settled.

Overview of Consolidated Results

Although during 2021, the Company remained the legal owner of KGC, due to the seizure of the Kumtor Mine and the related actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the nine months ended September 30, 2021. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A exclude the Kumtor Mine’s operations, unless otherwise noted.

Third Quarter 2022 compared to Third Quarter 2021
Net loss of $33.9 million was recognized in the third quarter 2022, compared to net earnings of $27.6 million in the third quarter 2021. Decrease in net earnings was primarily due to:

•earnings from mine operations of $32.6 million in the third quarter of 2022 compared to earnings from mine operations of $68.5 million in the third quarter of 2021 primarily due to no ounces of gold sold at the Öksüt Mine. In addition, there were higher production costs at the Mount Milligan Mine and the Molybdenum BU. Higher production costs at the Mount Milligan Mine were mainly due to higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and onset of price pressures on input costs. Higher production costs at the Molybdenum BU were primarily due to higher average molybdenum prices paid for product in inventory, an increase in pounds of molybdenum roasted, and the effect of higher production costs from the mix of products produced and sold in the period. The decrease in earnings from mine operations was partially offset by higher ounces of gold sold and copper pounds sold at the Mount Milligan Mine, the weakening of the Canadian dollar relative to the US dollar between the periods, lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant and lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves,
•higher exploration and development costs primarily relating to various drilling activities and technical studies undertaken at the Goldfield Project and at the Mount Milligan Mine, and
•higher deferred income tax expense primarily resulting from the net impact of foreign exchange rate changes on the temporary differences between accounting and tax bases relating to the Mount Milligan Mine, the Kemess Project, and other comprehensive income components.
The decrease in net earnings was partially offset by a reclamation provision revaluation recovery of $7.7 million in the third quarter of 2022 compared to $0.9 million reclamation expense in the third quarter of 2021, resulting from an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in scope of planned reclamation activities and higher inflation applied to the reclamation cash flows at the Endako Mine and Thompson Creek Mine. In addition, there was a decrease in other non-operating expenses due to higher foreign exchange gains and interest income earned on the Company’s cash balance from rising interest rates as well as lower litigation and related costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Adjusted net lossNG of $15.9 million was recognized in the third quarter of 2022, compared to adjusted net earningsNG of $35.7 million in the third quarter of 2021. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations and higher exploration and development costs and income tax expense as outlined above.

The most significant adjusting items to net loss in the third quarter of 2022 were:

•$20.4 million income tax expense resulting from the impact of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine, the Kemess Project, and other comprehensive income components;
•$7.7 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows; and
•$5.3 million in legal and other costs directly related to the seizure of the Kumtor Mine.

The most significant adjusting items to net earnings from continuing operations in the third quarter of 2021 was $8.1 million of legal and other costs related to the seizure of the Kumtor Mine.

Cash used in operating activities was $17.0 million in the third quarter of 2022, compared to cash provided by operating activities of $62.4 million in the third quarter of 2021. The decrease in cash provided by operating activities was primarily due to no ounces of gold sold at the Öksüt Mine, lower average realized gold prices at the Mount Milligan Mine and lower average realized molybdenum prices at the Molybdenum BU. In addition, there were higher production costs at the Mount Milligan Mine primarily due to higher mining, processing and administrative costs, as noted above and an unfavourable working capital change at the Mount Milligan Mine as a result of the effect of timing of cash collection on concentrate shipments and the effect of timing of vendor payments. The overall decrease in cash provided by operating activities was partially offset by an increase in ounces of gold and pounds of copper and molybdenum sold and a favourable in working capital change at the Molybdenum BU.

Free cash flow deficitNG of $35.5 million was recognized in the third quarter of 2022, compared to free cash flowNG of $41.0 million in the third quarter of 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by slightly lower sustaining capital expendituresNG.
Nine months ended September 30, 2022 compared to 2021
Net earnings of $52.9 million were recognized in 2022, compared to net loss of $656.6 million in 2021. The increase was primarily due to the loss of $926.4 million recognized on the change of control of the Kumtor Mine in 2021.

Net earnings from continuing operations of $52.9 million were recognized in 2022, compared to $172.1 million in 2021. The decrease was primarily due to:
•lower earnings from mine operations of $145.5 million in 2022 compared to $203.9 million in 2021 primarily due to lower ounces of gold sold at the Öksüt Mine. In addition, there were higher production costs at the Molybdenum BU from higher average molybdenum prices paid to obtain product inventory to be processed, an increase in pounds of molybdenum roasted, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month in the first quarter of 2022 and the effect of higher unit costs from the mix of products produced and sold in the period. In addition, there was a decrease in earnings from mine operations at the Mount Milligan Mine from higher production costs and lower gold ounces and copper pounds sold. The decrease in earnings from mine operations was partially offset by higher average realized gold, copper and molybdenum prices, the weakening of the Canadian dollar relative to the US dollar between the periods, and lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant,
•higher exploration and development costs primarily due to various drilling activities and technical studies undertaken at the Goldfield Project, and brownfield exploration activities at the Mount Milligan,
•higher corporate administration costs primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses. Partially offsetting an increase in corporate administration costs was a decrease in the provision for share-based compensation was primarily due to the effect of the decline in the Company’s share price,
•a gain of $72.3 million on the sale of the Company’s interest in the Greenstone Partnership recognized in 2021, and
•higher current income tax expense due to a smaller Investment Incentive Certificate benefit during 2022 and higher deferred income tax expense primarily resulting from the net impact of foreign exchange rate changes on the temporary differences between accounting and tax bases relating to the Mount Milligan Mine, the Kemess Project, and other comprehensive income components.

The decrease in net earnings from continuing operations was partially offset by a $90.6 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. In addition, there was a decrease in other non-operating expenses from higher foreign exchange gains and interest income earned on the Company’s cash balance from rising interest rates, partially offset by an increase in litigation and related costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

The Company did not report any earnings related to discontinued operations in 2022. Net loss from discontinued operations was 828.7 million in 2021.

Adjusted net earnings from continuing operationsNG were $4.3 million in 2022, compared to adjusted net earningsNG from continuing operations of $113.9 million in 2021. The decrease in adjusted net earnings from continuing operationsNG was due to lower earnings from mine operations and higher corporate administration costs, exploration and development costs and income tax expense as outlined above.

Significant adjusting items to net earnings in 2022 include:

•$90.8 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in the estimated future reclamation cash flows and an increase in the discount rate applied to these cash flows;
•$27.2 million of deferred income tax adjustments mainly resulting from the effect of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine, the Kemess Project, and other comprehensive income; and
•$15.0 million of legal and other related costs directly related to the seizure of the Kumtor Mine.

The most significant adjusting items to net earnings from continuing operations in 2021 were a $72.3 million gain on the sale of Greenstone project and $14.2 million of litigation and other related costs related to the Kumtor Mine.

Cash provided by operating activities from continuing operations was $7.8 million in 2022 compared to $209.1 million in 2021. The decrease in cash provided by operating activities from continuing operations was primarily due to a decrease in gold ounces sold at the Öksüt Mine and an unfavourable change in working capital from the build up of stored gold-in-carbon inventories, higher cash taxes paid related to the Öksüt Mine from a withholding tax expense incurred on dividend distributions and taxation at the full statutory income tax rate due utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in taxable income. In addition, there was a decrease in gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine as noted above and an unfavourable working capital change from the effect of timing of vendor payments, partially offset by the effect of timing of cash collection on concentrate sales at the Mount Milligan Mine and higher average realized copper prices.

Free cash flow deficitNG from continuing operations of $57.6 million was recognized in 2022 compared to free cash flowNG from continuing operations of $139.7 million in 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by slightly lower sustaining capital expendituresNG.

2022 Outlook

The Company remains on track to achieve its revised guidance for 2022 that was issued as part of the MD&A for the second quarter of 2022 (“Current Guidance”). The Mount Milligan Mine expects to achieve both gold and copper production Current Guidance for the 2022 year, though expects gold production to trend towards the lower end of the guidance range. Due to the suspension of leaching and gold room activities at the Öksüt Mine, no further gold production is expected from the Öksüt Mine in 2022. The mercury abatement retrofit at the ADR plant and the formal submission of an updated EIA are both in progress and expected to be completed by late 2022. Subsequent to the filing of the EIA, the Company will seek approval from regulators to restart full operations as quickly as possible. With mining, crushing, stacking and capital project activities continuing at the Öksüt Mine, the Company expects total cash outflows relating to the Öksüt Mine during the fourth quarter of 2022 to be similar to those incurred during the third quarter of 2022.

The full year 2022 outlook and comparative actual results for nine months ended September 30, 2022 are set out in the following table:

	Units	Mount Milligan(1)		Öksüt		Consolidated(2)
		Nine months ended September 30, 2022	2022 Current Guidance	Nine months ended September 30, 2022	2022 Current Guidance	Nine months ended September 30, 2022	2022 Current Guidance
Production
Unstreamed gold production	(Koz)	88	123 - 136	55	55	143	178 - 191
Streamed gold production	(Koz)	48	67 - 74	—	—	48	67 - 74
Total gold production(3)	(Koz)	136	190 - 210	55	55	191	245 - 265

Unstreamed copper production	(Mlb)	46	57 - 65	—	—	46	57 - 65
Streamed copper production	(Mlb)	11	13 - 15	—	—	11	13 - 15
Copper production(3)	(Mlb)	57	70 - 80	—	—	57	70 - 80
Costs
Gold production costs	($/oz)	759	775 - 825	386	386	653	675 - 725
All-in sustaining costs on a by-product basisNG(4)	($/oz)	629	775 - 825	680	875 - 925	826	1,000 - 1,050
All-in costs on a by-product basisNG(4)	($/oz)	713	825 - 875	732	950 - 1,000	1,105	1,225 - 1,275
All-in sustaining costs on a co-product basisNG(4)	($/oz)	958	1,000 - 1,050	680	875 - 925	1,062	1,175 - 1,225
Copper production costs	($/lb)	1.63	1.55 - 1.70	—	—	1.63	1.55 - 1.70
All-in sustaining costs on a co-product basisNG	($/lb)	2.04	2.25 - 2.40	—	—	2.04	2.25 - 2.40
Capital Expenditures
Additions to PP&E	($M)	34.6	60 - 65	9.1	20 - 25	247.2	285 - 295
Total Capital ExpendituresNG	($M)	44.7	70 - 75	11.4	20 - 25	57.8	95 - 105
SustainingNG(5)	($M)	43.2	65 - 70	11.4	20 - 25	55.8	90 - 100
Non-sustainingNG	($M)	1.5	5	—	—	2.0	5
Other Costs
Goldfield Project	($M)	—	—	—	—	15.3	17-20
All other exploration projects	($M)	12	12	3	5	30.9	33-45
Total Exploration and Project Development(5)	($M)	—	—	—	—	46.2	50 - 65
Kemess Project	($M)	—	—	—	—	10.0	13 - 15
Molybdenum BU	($M)	—	—	—	—	19.0	15 - 20
Corporate administration	($M)	—	—	—	—	35.5	40 - 45
DDA	($M)	63.4	95 - 105	12.6	13	79.9	110 - 130
Taxes	($M)	3.4	‘5 - 10	21.7	20 - 30	36.5	25 - 40
1.The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold ounces and copper pounds sold, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,650 per ounce and market copper price of $3.25 per pound in the fourth quarter of 2022, Mount Milligan Mine’s average realized gold and copper price would be $1,220 per ounce and $2.65 per pound in the fourth quarter of 2022, respectively, after giving effect to the hedges and further mark-to-market adjustments on 25.0 million copper pounds outstanding and 41,559 ounces of gold outstanding at September 30, 2022 under contracts awaiting final pricing in future months.
2.Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs.

Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.
3.Gold and copper production at the Mount Milligan Mine assumes recoveries of 68% and 81%, respectively. 2022 gold ounces and copper pounds sold are expected to be consistent with production.
4.Costs do not include the impact of any future standby charges at the Öksüt Mine as the Company assesses the operational implications of suspending certain activities.
5.The exploration and project development cost Current Guidance reflects the addition of the Goldfield Project exploration and project development costs. Exploration and project development costs include both expensed exploration and project development costs as well as capitalized exploration costs and exclude business development expenses. Project development costs related to the Goldfield Project were $10.8 million in the nine months ended September 30, 2022. Capitalized exploration costs are included in sustaining capital expendituresNG.

Production Profile

The Company’s consolidated 2022 gold production outlook of 245,000 to 265,000 ounces is unchanged from the Current Guidance disclosed in the Company’s MD&A for the second quarter of 2022. The consolidated gold production Current Guidance reflects only 54,691 ounces of the actual gold produced at the Öksüt Mine in the first quarter of 2022 in addition to Mount Milligan Mine’s gold production range of 190,000 to 210,000 ounces. The expected gold production from the Mount Milligan Mine remains unchanged from Current Guidance, however, primarily due to localized adjustments to the oxide transition zone on the current bench in the higher-grade gold areas (HGLC ore) which were observed in October 2022, the Company expects its full year gold production will be towards the lower end of the guidance range. Mount Milligan Mine’s 2022 production outlook for copper production remains in the range of 70 to 80 million pounds, unchanged from the Current Guidance.

At the Öksüt Mine, 2022 gold production guidance includes only the gold produced in the first quarter of 2022, prior to the suspension of gold room operations at the ADR plant. The Öksüt Mine continued mining, crushing, stacking and leaching activities in order to process ore and extract contained gold into a gold-in-carbon form through to late-August 2022. Leaching and gold extraction activities have been suspended since late-August awaiting submission and approval of the mine’s amended EIA. The extent of mining activity for the remainder of the year will be evaluated as the Company works through ongoing permitting matters and may be significantly reduced before the end of the year. Please refer to the “Update on Öksüt Mine Operations” section for further details. The gold-in-carbon inventory is expected to be stored until the re-start of the electrowinning process, where the recovery of gold from concentrated solution occurs. As of September 30, 2022, the Öksüt Mine accumulated a total of approximately 100,000 recoverable ounces in stored gold-in-carbon.

The Company expects to complete the capital equipment upgrades to remove the mercury generated in the gold recovery process by the end of 2022 and will resume gold doré bar production at the ADR plant as soon as all regulatory approvals are obtained. Once the electrowinning process has resumed and is at steady state capacity, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold-in-carbon inventory per month, which would allow stored gold-in-carbon inventory to be processed on a timely basis.

Cost Profile

Consolidated gold production costs in the nine months ended September 30, 2022 were $653 per ounce sold, including $759 per ounce sold at the Mount Milligan Mine and $386 per ounce sold at the Öksüt Mine. Full year consolidated gold production costs are expected to be in the range of $675 to $725 per ounce sold in 2022, which is unchanged from the Current Guidance. The consolidated gold production cost of $653 per ounce sold in the nine months ended September 30, 2022 was lower than the full year Current Guidance range primarily due to a higher cost of ounces produced at the Mount Milligan Mine through the remainder of the year. With no further gold sales at the Öksüt Mine assumed for the remainder of the year, Mount Milligan Mine’s higher cost gold production component will constitute a larger share of consolidated production for the year than that of the Öksüt Mine, resulting in higher average consolidated production cost through the remainder of the year.

The gold production cost outlook at the Mount Milligan Mine is unchanged from the Current Guidance range of $775 to $825 per ounce sold. Gold production costs in the nine months ended September 30, 2022 were $759 per ounce sold, similar to the low end of the full year Current Guidance range. Full year gold production cost per ounce sold Current Guidance is slightly higher than the result through the first nine months of 2022 primarily due to higher allocation of production costs to gold due to changes in the relative market prices of gold and copper assumed for the fourth quarter of the year compared to those in the nine month period ended September 30, 2022. Production costs at the Mount Milligan Mine have not changed significantly from amounts incorporated in the Current Guidance for 2022 as inflationary pressures on consumables and labour costs were anticipated in the revised full year guidance.

Gold production costs at the Öksüt Mine are expected to remain $386 per ounce sold for full year, consistent with the gold production costs per once sold in the nine months ended September 30, 2022 due to no further gold sales projected for the remainder of the year as a result of the suspension of certain operations.

Copper production costs at the Mount Milligan Mine in the nine months ended September 30, 2022 were $1.63 per copper pound sold and are expected to be in the range of $1.55 to $1.70 per pound sold for the full year, which is unchanged from the Current Guidance.

The Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG for the full year of 2022 are expected to be in the range of $775 to $825 per ounce sold, unchanged from the Current Guidance. Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG were $629 per ounce sold in the nine months ended September 30, 2022 and are expected to continue to trend towards the Current Guidance range. Full year all-in sustaining costs on a by-product basisNG are expected to increase from the result from the first nine months of 2022 due to lower copper credits from lower copper prices assumed in the fourth quarter than for the first nine months of the year and higher production costs forecast in the fourth quarter of 2022, partially offset by lower full-year capital expenditures and the impact of the weakening of the Canadian dollar relative to the US dollar.

The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG for the full year of 2022 are expected to be in the range of $875 to $925 per ounce sold, unchanged from the Current Guidance range. Actual all-in sustaining costs on a by-product basisNG were $680 per ounce sold in the nine months ended September 30, 2022, but are expected to increase through the end of the year on the expectation that gold doré bar production and sales at the Öksüt Mine will continue to be suspended through the end of the year while sustaining capital expendituresNG will continue to be incurred during the fourth quarter of 2022. The potential impact of future standby charges from the suspension of certain operating activities has not been included in all-in sustaining costs.

The Current Guidance range for consolidated all-in sustaining costs on a by-product basis per ounceNG of $1,000 to $1,050 is higher than the consolidated all-in sustaining costs on a by-product basis per ounceNG of $826 in the nine months ended September 30, 2022 primarily due to lower copper credits from lower copper prices and higher operating costs at the Mount Milligan Mine forecast in the fourth quarter of 2022, compared to the nine months ended September 30, 2022 and the expected continued suspension of gold production and sales at the Öksüt Mine through the end of 2022.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $1,225 to $1,275 per ounce sold for the full year of 2022, compared to $1,105 per ounce sold in the nine months ended September 30, 2022 and are unchanged from the Current Guidance. The Mount Milligan Mine’s all-in costs on a by-product basisNG are expected to be in the range of $825 to $875 per ounce sold for the full year of 2022, unchanged from the Current Guidance. Mount Milligan Mine’s all-in costs on a by-product basisNG were $713 per ounce sold in the nine months ended September 30, 2022 and were lower than the revised full year Current Guidance range due to an increase in all-in sustaining costs on a by-product basis per ounceNG expected in the fourth quarter of 2022. The Öksüt Mine’s all-in costs on a by-product basisNG are expected to be in the range of $950 to $1,000 per ounce sold, a significant increase compared to $732 per ounce sold in the nine months ended September 30, 2022 due to additional capital expenditures planned in the fourth quarter of 2022, and no further gold sales expected during 2022.

Capital Expenditures

Additions to PP&E, which is an IFRS accounting figure, include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases, while capital expendituresNG, comprised of sustaining capital expendituresNG and non-sustaining capital expendituresNG, which are both non-GAAP measures, exclude them. Consolidated additions to PP&E in 2022 are expected to be in the range of $285 to $295 million compared to $247.2 million in the nine months ended September 30, 2022 and are unchanged from the Current Guidance. The consolidated additions to PP&E Current Guidance range includes the acquisition of the Goldfield Project of $208.2 million and net additions to ARO and Right-of-Use assets amounting to approximately $19.0 million.

Sustaining capital expendituresNG in 2022 are expected to be in the range of $90 to $100 million, which is unchanged from the Current Guidance, though the Company expects sustaining capital expendituresNG to be closer to the lower end of the Current Guidance range due to lower capital expenditures at both the Mount Milligan Mine and the Öksüt Mine. Sustaining capital expendituresNG in 2022 at the Mount Milligan Mine are estimated to be in the range of $65 to $70 million, which is unchanged from the Current Guidance and relates primarily to the tailings storage facility (“TSF”) costs, a tailings pumping system, major overhauls and water management costs. Sustaining capital expendituresNG in 2022 at the Öksüt Mine are expected to be $20 to $25 million, which is unchanged from the Current Guidance, and includes the estimated $5 million cost for the gold room retrofit at the ADR plant. As noted above, sustaining capital expendituresNG in 2022 at both sites are expected to be closer to the lower end of the Current Guidance range due to postponement of certain capital projects to 2023 and reduced costs due to the weakening of the Canadian dollar and Turkish lira relative to the US dollar.

Non-sustaining capital expendituresNG expected in 2022 are consistent with the Current Guidance and relate to the staged flotation reactor project at Mount Milligan Mine, which was commissioned in May 2022 and is expected to improve future metal recoveries.

Molybdenum Business Unit

In the nine months ended September 30, 2022, the Company incurred $12.8 million of care and maintenance expenses related to the Molybdenum BU and $3.1 million of reclamation expenditures at the Endako Mine. The free cash flow deficitNG at the Molybdenum BU in the nine months ended September 30, 2022, was $19.0 million due to care and maintenance and reclamation expenses noted and the effect of timing of cash collection on molybdenum sales driven by longer average collection periods at the Langeloth Facility. These impacts were partially offset by a reduction in molybdenum inventories held at site. The Company is maintaining its full year Current Guidance for the Molybdenum BU with care and maintenance expenses estimated to be between $20 and $25 million, including approximately $5 to $7 million of reclamation expenditures at the Endako Mine. The free cash flow deficitNG at the Langeloth Facility in the first nine months of 2022 is expected to decline in the fourth quarter of the year with further expected reductions in working capital resulting from lower inventories. The net cash required to maintain the Molybdenum BU is expected to be in the range of $15 to $20 million, which is unchanged from the Current Guidance. The Company’s assumed molybdenum price for 2022 is $17.50 per pound, compared to $17.00 per pound assumed in the Current Guidance.

Depreciation, Depletion, and Amortization

Consolidated DDA expense included in the costs of sales for 2022 is expected to be in the range of $110 to $130 million, compared to $79.9 million in the nine months ended September 30, 2022 and is unchanged from the Current Guidance. The Mount Milligan Mine’s DDA expense in the nine months ended September 30, 2022 was $63.4 million and the full year of 2022 DDA expense is expected to be in the range of $95 to $105 million, which is unchanged from the Current Guidance. The Öksüt Mine’s DDA expense in the nine months ended September 30, 2022 was $12.6 million and is expected to remain unchanged for the rest of 2022 as DDA continues to be capitalized to inventory during the period of the suspension of leaching operations at the heap leach pad and refinery operations at the ADR plant.

Taxes

Income tax related to the Öksüt Mine in the nine months ended September 30, 2022 was $21.7 million and is estimated to be between $20 to $30 million, unchanged from the Current Guidance range. The Mount Milligan Mine is subject to British Columbia mineral tax which was approximately $3.4 million in the nine months ended September 30, 2022 and is expected to be between $5 and $10 million for the full year of 2022, which is unchanged from the Current Guidance.

2022 Material Assumptions

Material assumptions or factors used to forecast production and costs for the fourth quarter of 2022, after giving effect to the hedges in place as at September 30, 2022, include the following:
•no gold doré production or sales at the Öksüt Mine for the remainder of the year.
•a market gold price of $1,650 per ounce, compared to $1,700 per ounce in the Current Guidance, and an average realized gold price at the Mount Milligan Mine of $1,220 per ounce in the fourth quarter of 2022 after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold for $435 per ounce) and mark-to-market adjustments on gold ounces that have yet to settle at September 30, 2022 compared to the previous assumption of $1,230 per ounce.
•a market copper price of $3.25 per pound and an average realized copper price at the Mount Milligan Mine of $2.65 per pound in the fourth quarter of 2022 after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne) and further mark-to-market adjustments on copper pounds that have yet to settle at September 30, 2022, compared to the assumptions of $3.25 per pound and $2.34 per pound, respectively, which reflects changes in the commodities markets, and settlements of some of the outstanding copper sales under contracts awaiting final settlement during the third quarter of 2022.
•molybdenum price of $17.50 per pound, compared to $17.00 per pound previously assumed.
•revised exchange rates: $1USD:$1.30 CAD; $1USD:18.0 Turkish lira; with a Turkish inflation assumption of approximately 80% for the full year, compared to the previous assumptions of $1USD:$1.27 CAD; $1USD:15.0 Turkish lira; a Turkish inflation assumption of 80%.
•diesel fuel price assumption of $0.90/litre (CAD$1.17/litre) compared to the previous assumption of $0.90/litre (CAD$1.14/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for the fourth quarter of 2022 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital expenditure forecasts for the fourth quarter of 2022 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2022 Sensitivities

Centerra’s revenues, earnings, and cash flows for the fourth quarter of 2022 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows on the fourth quarter as follows:

		Impact on ($millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	All-in sustaining costs on a by-product basis per ounceNG
Gold price	$50/oz	0.1 - 0.2	—	4.5 - 5.2	4.4 - 5.0	4.4 - 5.0	1.5 - 1.7
Copper price(1)(2)	10%	0.3 - 0.4	—	7.1 - 10.0	6.8 - 9.6	6.8 - 9.6	130.0 - 140.0
Diesel fuel(1)	10%	0.4 - 0.5	0.1 - 0.2	—	0.5 - 0.7	0.4 - 0.5	8.0 - 9.5
Canadian dollar(1)(3)	10 cents	2.5 - 2.6	0.3 - 0.5	—	2.8 - 3.1	2.5 - 2.6	35.0 - 55.0
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage for the fourth quarter of 2022 approximately 56%, 62% and 72%, respectively.
(2)Includes the effect of adjusting 25.0 million pounds of copper outstanding under contracts awaiting final settlement in future months as of September 30, 2022 to a market price of $3.25 per pound from the copper price of $3.42 used at the end of the quarter partially offset by the effect of copper hedges bringing the expected average blended copper price to $3.40 per pound in the fourth quarter of 2022.
(3)Appreciation of currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of currency against the US dollar results in decreased costs and increased cash flow and earnings.

Recent Events and Developments

Update on Öksüt Mine Operations

On March 18, 2022, Centerra announced that it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. Subsequent to the detection of mercury in the gold room, urine samples were collected from full-time employees and contractors working in and around the gold room and analyzed at an independent certified medical laboratory. Although elevated mercury values were detected in 12 individuals, following their medical examinations, each of them have been cleared to return to full time duty at the mine. The Company continues to monitor and support the health care needs of its workers. In conjunction with the engineered solution for the gold room at the ADR plant, the Company is revising all related health and safety protocols necessary for the installation and safe operation of the new equipment and systems in accordance with the manufacturer instructions and regulatory standards.

After identifying mercury in the gold room of the ADR plant, all stripping, electrowinning, refining, and pouring operations were stopped. The affected areas were professionally cleaned, and any contaminated material was removed and properly disposed of. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected, monitored and captured to prevent exposure to personnel and to safeguard the environment. The Company is currently constructing a mercury retort system to allow mercury to be safely vaporized from the sludge with the vapor condensed and collected in a fully contained system. The furnace off-gas system will also be replaced to ensure that any remaining mercury is scrubbed from the gas and captured.

All of the major equipment is nearly fabricated and has largely been delivered to site, construction is progressing well and is expected to be completed in late 2022, with total capital costs expected to be $5 million. The Company will work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant which the Company now expects will occur shortly after the new EIA for the Öksüt Mine is approved.

From the date of suspension of gold room operations through to August 2022, the Company continued to process ore into gold-in-carbon form and has approximately 100,000 recoverable ounces of stored gold-in-carbon as at September 30, 2022.

Permitting

In May 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”). The Ministry of Environment informed the Öksüt Mine of a number of deficiencies relating to the Öksüt Mine’s environmental impact assessment (“EIA”). The Company worked to address the majority of the deficiencies and following several further discussions with the Ministry of Environment, and (i) the Company determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits and to align the EIA permit levels with expected operating plans; (ii) the Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site effective late August 2022 through mining, crushing and stacking activities continue in line with existing EIA limits. The extent of mining, crushing and stacking activity for the remainder of the year will continue to be evaluated as the Company advances through the permitting process and may be reduced significantly prior to the end of the year.

The Öksüt Mine’s application to update its EIA was submitted to regulators at the end of August 2022 and the full EIA submission, inclusive of all supporting technical studies, is expected to be submitted before the end of 2022. Following the final EIA submission, the Company expects to work with Turkish officials and other stakeholders on the regulatory review and approval of its EIA and such other permits that may be required to allow for a timely full restart of all operations. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month, which would allow the stored gold-in-carbon inventory to be processed on a timely basis.

The Company is also in pursuit of other ordinary course permits, including: (i) an enlarged grazing land permit to allow expansion of the existing operation to the currently defined EIA boundary of the Keltepe and Güneytepe pits; and (ii) an extension of the Öksüt Mine’s overall operating license which is scheduled to expire in January 2023.

While the Company will continue to pursue an updated EIA and all other required permits, there can be no assurance that the Company will be able to successfully obtain all or any such approvals nor can there be any assurance as to the timing of any of the foregoing. The inability to successfully obtain such approvals could have a significant material adverse impact on the Company’s mining, stacking, leaching and production activities at the Öksüt Mine, and future cash flows, earnings, results of operations and financial condition.

Update on the Mount Milligan Mine’s life of mine (“LOM”) plan

On October 4, the Company announced a mine life extension for the Mount Milligan Mine by over four years extending operations into 2033 and an increase in proven and probable gold mineral reserves from the 2021 year-end mineral reserve and resources summary by 1.1 million contained ounces (1.8 million to 2.9 million) and copper mineral reserves by 260 million contained pounds (736 million to 996 million).

The LOM includes payable gold production of 1.9 million ounces at a production cost of $502 per ounce, an all-in sustaining cost on a by-product basisNG of $756 per ounce and all-in cost on a by-product basisNG of $770 per ounce.

The associated NI 43-101 Technical Report, titled “Technical Report on The Mount Milligan Mine” with an effective date of December 31, 2021, is being filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar on November 7, 2022.

Acquisition of Goldfield Project

On February 28, 2022, Centerra announced the completion of the acquisition of Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC. The final purchase consideration comprised $176.7 million in cash paid at closing, including reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure, and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is approved by its Board of Directors with respect to the project, among other things.

The Goldfield Project is a conventional open-pit, heap leach project located in Nevada, USA, a Tier 1 mining jurisdiction, and contains three known deposits. The Company believes that the project has upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States. In the third quarter of 2022, drill programs included infill, resource expansion, and exploration drilling as well as metallurgical, geotechnical, and hydrogeochemical drilling, in support of an initial resource estimate by mid-year 2023 and an updated resource estimate accompanied by the completion of a feasibility study thereafter. Drilling comprised 12,400 metres of exploration drilling and technical services drilling in 54 drill holes, including 24 RC drill holes for 5,400 metres and 30 diamond drill holes for 7,000 metres. Late in the quarter, two additional rigs were added to increase drill production for the total of four rigs at site as of September 30, 2022. As of the end of the third quarter, 16,500 metres of exploration and technical services drilling have been completed in 80 drill holes in 2022. All assay results were pending as of the end of the quarter. The Company expects to continue this work in the fourth quarter of 2022.

Normal Course Issuer Bid

On October 11, 2022, Centerra announced the Toronto Stock Exchange had accepted its notice of intention to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company (“Common Shares”) during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float. Any tendered Common Shares taken up and paid for Centerra under the NCIB will be cancelled. Under the NCIB, daily purchases would be limited to 226,201 Common Shares, other than purchases made under block purchase exemptions. Once the NCIB is commenced, the exact timing and amount of any purchases will depend on market conditions and other factors. Centerra will not be obligated to acquire any Common Shares and may suspend or discontinue purchases under the NCIB at any time.

The Company expects to commence the market purchase of shares subsequent to filing its third quarter results, subject to market conditions.

COVID-19, Global Supply Chain Disruption and Inflation Pressures

Centerra continues to take steps to manage the effect of the COVID-19 pandemic on its business. The Company’s operations have not been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business could change rapidly.

Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components and has increased its stock of key supplies to mitigate supply chain risks. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. The Company also continues to monitor for any adverse impact on the global supply chain and consequences from the Russian invasion in Ukraine; however, the supply of critical consumables and reagents to the Company’s sites has not been affected to date.

The Company is affected by the current inflationary environment and its impact on certain operating costs. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy and consumables. At the Mount Milligan Mine, labour costs have increased with the market and price increases have occurred in the areas of grinding media, tires, equipment parts and diesel fuel compared to prior year pricing. The Company expects further price escalation in 2023. The weighted average price increase across all production cost categories compared to 2021 is in the range of 10%, which was partially offset by the weakening of the Canadian dollar relative to the US dollar, and the gains realized through the Company’s fuel hedging program. At the Öksüt Mine, the impact of hyperinflation on labour costs and slightly higher electricity costs was more than offset by the continuing devaluation of the Turkish lira. While there has been minimal impact to date, the Company anticipates potential increases in cyanide and activated carbon prices.

Executive Management Changes

The Company announced appointment of Paul Chawrun as its new Chief Operating Officer in August 2022.

On September 6, Paul Wright, a director of Centerra replaced Scott Perry as President and Chief Executive Officer of Centerra. Mr. Wright, a director of Centerra, will act as interim President and Chief Executive Officer to manage the Company through a leadership transition period as the Board works with an executive search firm to select Centerra’s next Chief Executive Officer. In connection with this leadership transition, Mr. Perry also resigned as a director of Centerra.
Kumtor Mine

On July 29, 2022, Centerra announced that it had completed the Transaction contemplated by the Arrangement Agreement with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s 77,401,766 Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes.

As a result of the completion of the Transaction, Centerra has repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for, among other things, Centerra’s 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor Mine, with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations, and aggregate cash payments of approximately $93 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and a portion of which was paid to the Company’s financial advisors as transaction costs). The completion of the Transaction resulted in:

•Full and final releases of all past, present and future claims of the parties.

•Termination of legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

•Any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “Kyrgyz Proceedings”) were withdrawn and terminated to Centerra’s sole satisfaction;

•The parties have jointly sought the termination of the international arbitration proceedings that were previously commenced by the Company, KGC and Kumtor Operating Company (“KOC”) against the Kyrgyz Republic and Kyrgyzaltyn;

•Centerra has agreed to consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Tengiz Bolturuk on February 15, 2022; and

•Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York involving KGC and KOC were dismissed.

•Resolution of the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

•The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.

•Termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations.

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra’s April 4, 2022 news release and in Centerra’s management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Employee Health and Safety

The Company recognized the following notable developments in the course of the third quarter of 2022:
•The Kemess Project achieved two years without a reportable injury.
•Endako Mine achieved nine years without a lost time injury.
•The Öksüt Mine achieved one million work hours without a lost-time injury.
•Thompson Creek Mine achieved two years without a lost time injury.
•There were nine reportable injuries company-wide, including two lost-time injury, six medical aid injuries, and one restricted work injury.

Liquidity and Capital Resources

The Company’s total liquidity position as September 30, 2022 was $972.8 million, representing a cash balance of $580.8 million and $392 million available under a corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit, amounting to $8.0 million as at September 30, 2022.

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the first quarter of 2021. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Third Quarter 2022 compared to Third Quarter 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $18.5 million was recognized in the third quarter of 2022 compared to cash used in investing activities from continuing operations of $20.3 million in the third quarter of 2021. The decrease is primarily due to timing of capital expenditures between periods.

Cash used in financing activities during the third quarter of 2022 was $107.1 million compared to $13.3 million in the third quarter of 2021. The increase was primarily due to the repurchase and cancellation of 77,401,766 Centerra common shares held by Kyrgyzaltyn in the third quarter of 2022 as part of the Transaction contemplated by the Arrangement Agreement.

Nine months ended September 30, 2022 compared to 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $240.1 million was recognized in 2022 compared to cash provided by investing activities from continuing operations of $145.6 million in 2021. The cash used in investing activities from continuing operations was primarily due to the acquisition of the Goldfield Project of $176.7 million. Cash provided by investing activities from continuing operations in 2021 was primarily due to proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership of $210.3 million.
Cash used in financing activities of $134.2 million was recognized in 2022 compared to $36.0 million in 2021. The increase was primarily due to repurchase and cancellation of 77,401,766 Centerra common shares held by Kyrgyzaltyn as part of the Transaction contemplated by the Arrangement Agreement and higher dividends paid.
Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.
Third Quarter 2022 compared to Third Quarter 2021
Revenue of $179.0 million was recognized in the third quarter of 2022 compared to $220.5 million in the third quarter of 2021. The decrease in revenue was primarily due to no ounces of gold sold at the Öksüt Mine, lower average realized gold and copper prices at the Mount Milligan Mine and lower average realized molybdenum prices. The overall decrease in revenue was partially offset by higher ounces of gold and pounds of copper sold at the Mount Milligan Mine and an increase in the pounds of molybdenum sold at the Molybdenum BU.

Gold production was 54,134 ounces in the third quarter of 2022 compared to 76,913 ounces in the third quarter of 2021. Gold production in the third quarter of 2022 included 54,134 ounces of gold from the Mount Milligan Mine compared to 39,658 ounces in the third quarter of 2021 primarily due to higher gold grades, higher mill throughput and higher recoveries. There were no gold ounces produced at the Öksüt Mine in the third quarter of 2022 compared to 37,255 ounces in the third quarter of 2021 due to the continued suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 19.0 million pounds in the third quarter of 2022 compared to 17.9 million pounds in the third quarter of 2021. The increase was primarily due to higher mill throughput driven by higher mill runtime and higher recoveries, partially offset by lower copper grades.

The Langeloth Facility roasted and sold 4.2 million pounds and 3.3 million pounds of molybdenum, respectively, in the third quarter of 2022, compared to 2.5 million pounds and 2.6 million pounds, respectively in the third quarter of 2021. The increase in the molybdenum roasted and sold was primarily due to increased activity to make up for an unplanned acid plant shutdown in the first quarter of 2022 that impacted Langeloth Facility’s ability to roast purchased molybdenum.

Cost of sales of $146.4 million was recognized in the third quarter of 2022 compared to $152.1 million in the third quarter of 2021. The decrease was primarily due to all production costs and DDA being capitalized to production inventory at the Öksüt Mine from the suspension of gold room operations of the ADR plant and no production of doré bars, lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves and the weakening of the Canadian dollar relative to the US dollar between the periods. These were partially offset by higher production costs at the Mount Milligan Mine due to higher mining, processing and administrative expenses from the impact of rising inflation in Canada. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period, partially offset by gains from the Company’s hedging program. Processing costs were higher primarily due to higher consumption and cost of liners, major equipment rebuilds, increased grinding media costs as well as higher contractor costs associated with a planned mill shutdown. Higher administrative costs were due to an increase in insurance costs and higher consulting costs related to various information technology and environmental projects. In addition, there were higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to obtain product inventory to be processed and an increase in pounds of molybdenum roasted.

Gold production costs were $729 per ounce in the third quarter of 2022 compared to $630 per ounce in the third quarter of 2021. The increase was primarily due to lower gold ounces sold, higher production costs at the Mount Milligan Mine as noted above, and higher allocation of costs to gold production costs at the Mount Milligan Mine from changes in the relative market prices of gold and copper.

All-in sustaining costs on a by-product basisNG from continuing operations were $941 per ounce in the third quarter of 2022 compared to $781 per ounce in the third quarter of 2021. The increase in all-in sustaining costs on a by-product basisNG was primarily due to a decrease in ounces of gold sold.

All-in costs on a by-product basisNG from continuing operations were $1,376 per ounce in the third quarter of 2022 compared to $932 per ounce in the third quarter of 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and development expenditures of $21.4 million were recognized in the third quarter of 2022 compared to $6.6 million in the third quarter of 2021. The increase was primarily due to drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $21.4 million comprised $6.8 million of project development costs at the Goldfield Project, $3.7 million of drilling and related costs at the Goldfield Project and $10.9 million of drilling and related costs across the Company’s other exploration projects.

Reclamation recovery was $7.7 million in the third quarter of 2022 compared to $0.9 million in the third quarter of 2021. The $7.7 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in scope of planned reclamation activities and higher inflation applied to the reclamation cash flows at the Endako Mine and Thompson Creek Mine.
Other non-operating expenses of $0.7 million were recognized in the third quarter of 2022 compared to $7.0 million in the third quarter of 2021. The decrease was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine and an increase in foreign exchange gains and interest income earned on the Company’s cash balance from rising interest rates.

The Company recognized income tax expense of $26.1 million in the third quarter of 2022, comprising current income tax recovery of $1.4 million and deferred income tax expense of $27.5 million, compared to income tax expense of $8.4 million in the third quarter of 2021, comprising current income tax expense of $2.6 million and deferred income tax expense of $5.8 million. The increase in income tax expense was primarily due to the net impact of foreign exchange rate changes on the temporary differences between accounting and tax bases relating to the Mount Milligan Mine, the Kemess Project, and other comprehensive income components.

Nine months ended September 30, 2022 compared to 2021
Revenue of $641.9 million was recognized in 2022 compared to $649.1 million in 2021. The decrease in revenue was primarily due to a decrease in ounces of gold sold at the Öksüt Mine and a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine, partially offset by higher average realized copper and molybdenum prices and an increase in pounds of molybdenum sold at the Molybdenum BU.
Gold production was 190,646 ounces in 2022 compared to 216,944 ounces in 2021. Gold production in 2022 included 135,955 ounces of gold from the Mount Milligan Mine, compared to 136,909 ounces in 2021, primarily due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. The Öksüt Mine produced 54,691 ounces of gold in 2022 compared to 80,035 ounces of gold in 2021, primarily due to suspension of gold room operations at the ADR plant since March 2022.

Copper production at the Mount Milligan Mine was 57.0 million pounds in 2022 compared to 56.3 million pounds in 2021. The increase was primarily due to higher throughput, a result of higher mill runtime, and higher recoveries, partially offset by lower copper grades.

The Langeloth Facility roasted and sold 8.9 million pounds and 9.4 million pounds of molybdenum, respectively, in 2022 compared to 7.8 million pounds and 9.1 million pounds, respectively, in 2021. The increase in the molybdenum roasted was primarily due to increased purchases of molybdenum concentrate and higher utilization of plant capacity in 2022. The increase in the molybdenum sold was primarily due to the Company’s execution of a streamlined business plan to reduce total inventory held on site and overall working capital.
Cost of sales of $496.4 million was recognized in 2022 compared to $445.2 million in 2021. The increase was primarily due to higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed and increase in the pounds of molybdenum roasted. In addition, there were higher production costs at the Mount Milligan Mine mainly driven by higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and onset of pressures on input costs. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period, partially offset by the Company’s hedging program. Processing costs were higher primarily due to higher liner, electricity and contractor costs. Higher administrative costs were primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects. Partially offsetting the increase in production costs at the Mount Milligan Mine was the weakening of the Canadian dollar relative to the US dollar between the periods. In addition, there was a decrease in production costs at the Öksüt Mine, primarily due to lower production costs, including lower royalty costs. The decrease in production costs was primarily due to the weakening of the Turkish lira relative to the US dollar between the periods and capitalization of all mining, processing and administrative costs incurred in the second and third quarters of 2022 to production inventory as no gold ounces were sold. The decrease in production costs at the Öksüt Mine was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized as well as higher processing costs from an increase in tonnes of ore stacked on the heap leach pads and increase in hauling costs from higher fuel prices.

Gold production costs from continuing operations were $653 per ounce in 2022 compared to $626 per ounce in 2021. The increase in gold production costs per ounce from continuing operations was primarily due to a decrease in gold sold at the Mount Milligan Mine and the Öksüt Mine and the increase in production costs at the Mount Milligan Mine, partially offset by a decrease in gold production costs primarily due to a higher allocation of costs to copper production costs at the Mount Milligan Mine from changes in the relative market prices of gold and copper.
All-in sustaining costs on a by-product basisNG from continuing operations were $826 per ounce in 2022 compared to $672 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold at the Mount Milligan Mine and at the Öksüt Mine and higher corporate administration costs.
All-in costs on a by-product basisNG were $1,105 per ounce in 2022 compared to $806 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and development costs were $43.0 million in 2022, compared to $18.8 million in 2021. The increase was primarily due to various drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $43.0 million comprised $10.8 million of project development costs at the Goldfield Project, $4.5 million of drilling and related costs at the Goldfield Project and $27.7 million of drilling and related costs across the Company’s other exploration projects.

Corporate administration expenses were $35.5 million in 2022, compared to $19.7 million in 2021. The increase was primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses. Partially offsetting an increase in corporate administration costs was a decrease in the provision for share-based compensation due to the effect of the decline in the Company’s share price.
Reclamation recovery, which primarily relates to movement in the reclamation liabilities in the Company’s Molybdenum BU sites currently on care and maintenance, was $90.6 million in 2022 compared to $0.9 million in 2021. The increase in reclamation recovery was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. This was partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and change in the scope of reclamation activities.
A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership.
Other non-operating expenses of $7.3 million were recognized in the nine months ended September 30, 2022 compared to $14.1 million in the nine month ended September 30, 2021. The decrease was primarily due to an increase in foreign exchange gains and interest income earned on the Company’s cash balance from rising interest rates, partially offset by an increase in litigation and related costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax expense of $57.9 million, comprising current income tax expense of $36.5 million and deferred income tax expense of $21.4 million, was recognized in 2022, compared to an income tax expense of $17.6 million, comprising current income tax expense of $8.1 million and deferred income tax expense of $9.5 million in 2021. The increase in income tax expense was primarily due to the taxation of the Öksüt Mine’s income at the full statutory income tax rate as the Company had utilized all of Öksüt’s Investment Incentive Certificate, the net impact of foreign exchange fluctuation on monetary assets and liabilities of the Öksüt Mine, and the impact of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine and Kemess Project, and other comprehensive income components.

Net loss from discontinued operations was $828.7 million in the nine months ended September 30, 2021. Net loss from discontinued operation was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million recognized in the second quarter of 2021.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at September 30, 2022 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at September 30, 2022
Instrument	Unit	Type	Q4 2022	2023	2024	Q4 2022	2023	2024	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.26/$1.33	$1.27/$1.34	$1.27/$1.34	$50.0 M (39%)	$254.0 M	$117.0 M	$421.0 M	(15,698)
USD/CAD forward contracts	CAD	Fixed	1.29	1.28	1.30	$60.0 M (33%)	$145.0 M	$81.0 M	$286.0 M	(15,049)
Total						$110.0 M (72%)	$399.0 M	$198.0 M	$707.0 M	(30,747)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$59/$64	$73/$78	N/A	7,100 (19%)	13,500	N/A	20,600	1,005
ULSD swap contracts	Barrels	Fixed	$68	$79	$82	16,000 (43%)	44,000	15,600	75,600	3,017
Total						23,100 (62%)	57,500	15,600	96,200	4,022

Copper Hedges(1):
Copper zero-cost collars	Pounds	Fixed	$3.64/$4.78	$4.00/$4.91	$4.00/$5.06	8.7 M (56%)	22.8 M	9.9 M	41.4 M	24,863

Gold/Copper Hedges (Royal Gold deliverables):(2)
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	20,960	N/A	N/A	20,960	(1,155)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	1.8M	N/A	N/A	1.8 M	(20)
(1)The copper hedge ratio is based on the forecasted copper pounds sold, net of the streaming arrangement with Royal Gold.
(2)Royal Gold hedging program with a market price determined on closing of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings was as follows:

	Three months ended September 30,			Nine months ended September 30,
($millions)	2022	2021	% Change	2022	2021	% Change
Foreign exchange hedges	(95)	4,101	(102)%	3,570	14,042	(75)%
Fuel hedges	2,157	993	117%	7,286	19,379	(62)%
Copper hedges	1,922	(12,934)	(115)%	1,922	(36,984)	(105)%
The Company’s zero-cost copper collars are settled based on monthly average copper prices, protecting a price floor with participation to the upside of the call strike. See more details on the Company’s policy and accounting treatment in note 19 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

As at September 30, 2022, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	September 30, 2022	December 31, 2021	% Change
Total Assets	2,449.8	2,676.6	(8)%
Total Liabilities	488.4	633.0	(23)%
Total Equity	1,961.5	2,043.6	(4)%
As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position. The assets and liabilities presented as at September 30, 2022 and December 31, 2021 do not include the Kumtor Mine.

Cash as at September 30, 2022 was $580.8 million compared to $947.2 million as at December 31, 2021. The decrease was primarily due to cash consideration of $176.7 million paid on closing for the acquisition of Goldfield Project, consideration of $93.3 million paid to repurchase and cancel Kyrgyzaltyn’s 77,401,766 Centerra common shares as part of the Transaction contemplated by the Arrangement Agreement, a free cash flow deficitNG of $57.6 million and dividends paid of $36.2 million during the nine months ended September 30, 2022.
Total inventories as at September 30, 2022 were $244.4 million compared to $221.2 million at December 31, 2021. The increase in inventories was primarily due to stored gold-in-carbon inventory being accumulated at the Öksüt Mine due to the suspension of gold room operations at the ADR plant, partially offset by a decrease in molybdenum inventory at the Langeloth Facility primarily due to execution of the new business strategy to reduce working capital.

The carrying value of PP&E as at September 30, 2022 was $1.42 billion compared to $1.27 billion as at December 31, 2021. The increase was primarily due to additions of $208.2 million of property, plant and equipment resulting from the acquisition of the Goldfield Project, partially offset by DDA of PP&E in the normal course of operations during the period.

Deferred income tax assets as at September 30, 2022 were $68.0 million compared to $101.3 million as at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Mount Milligan Mine, including the impact of foreign exchange rate changes on the temporary differences.

Accounts payable and accrued liabilities as at September 30, 2022 were $135.6 million compared to $186.8 million at December 31, 2021. The decrease was primarily due to lower amounts due to Royal Gold under the Mount Milligan Streaming Arrangement from lower copper prices as well as lower amount due on the settlement of derivatives from the payments made in 2022. In addition, there were lower trade payables accrued expenses due to effect of timing of vendor payments and lower provision for share-based compensation primarily due to the effect of the decrease in the Company’s share price.

Income tax payable as at September 30, 2022 was $0.2 million compared to $25.3 million at December 31, 2021. The decrease was primarily due to tax payments made during the period and the decrease in current income taxes on income from the Öksüt Mine as a result of the suspension of gold room operations at the ADR plant.

The other current liabilities as at September 30, 2022 were $65.5 million compared to $15.3 million at December 31, 2021. The increase was primarily due to increase in the fair value of derivative liabilities and the deferred milestone payment of $30.6 million related to the acquisition of the Goldfield Project, now classified as a current liability.

Deferred income tax liabilities as at September 30, 2022 were $40.8 million compared to $54.9 million at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Kemess Project and the Öksüt Mine, including the impact of foreign exchange rate changes on the temporary differences.

The long-term portion of the provision for reclamation as at September 30, 2022 was $220.9 million compared to $331.3 million at December 31, 2021. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including higher short-term inflation rates, timing of reclamation activities and updates to the reclamation closure plans.

Share capital as at September 30, 2022 was $893.8 million compared to $984.1 million at December 31, 2021. The decrease was primarily result of the completion of the Arrangement Agreement and the repurchase and cancellation of all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, inclusive of withholding taxes and certain transaction costs.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Gold revenue	67.7	50.8	33%	181.8	189.0	(4)%
Copper revenue	49.0	47.1	4%	163.8	166.0	(1)%
Other by-product revenue	1.5	1.7	(12)%	5.7	8.3	(31)%
Total revenue	118.2	99.6	19%	351.3	363.3	(3)%
Production costs	70.7	57.4	23%	199.1	186.8	7%
Depreciation, depletion, and amortization ("DDA")	13.5	19.5	(31)%	63.5	62.2	2%
Earnings from mine operations	34.0	22.7	50%	88.7	114.3	(22)%
Earnings from operations(1)	28.2	19.4	45%	70.3	101.4	(31)%
Cash provided by mine operations	33.4	43.3	(23)%	135.1	206.6	(35)%
Free cash flow from mine operations(2)	20.9	25.9	(19)%	84.8	156.5	(46)%
Additions to property, plant and equipment	6.6	20.8	(68)%	34.6	54.8	(37)%
Capital expenditures - total(2)	10.4	16.4	(37)%	44.7	48.4	(8)%
Sustaining capital expenditures(2)	10.4	15.5	(33)%	43.2	46.5	(7)%
Non-sustaining capital expenditures(2)	—	0.9	(100)%	1.5	1.9	(21)%
Operating Highlights:
Tonnes mined (000s)	11,924	11,131	7%	34,177	33,436	2%
Tonnes ore mined (000s)	5,294	4,644	14%	14,842	14,769	0%
Tonnes processed (000s)	5,538	5,053	10%	15,844	15,452	3%
Process plant head grade gold (g/t)	0.47	0.38	24%	0.41	0.43	(5)%
Process plant head grade copper (%)	0.20%	0.21%	(5)%	0.21%	0.22%	(5)%
Gold recovery (%)	66.2%	65.5%	1%	67.5%	65.8%	3%
Copper recovery (%)	82.4%	80.2%	3%	82.6%	79.4%	4%
Concentrate produced (dmt)	39,749	39,546	1%	123,696	125,089	(1)%
Gold produced (oz) (3)	54,134	39,658	37%	135,955	136,909	(1)%
Gold sold (oz)(3)	56,245	38,517	46%	138,046	144,461	(4)%
Average realized gold price - combined ($/oz)(3)(4)	1,204	1,317	(9)%	1,317	1,308	1%
Copper produced (000s lbs)(3)	19,045	17,861	7%	56,955	56,282	1%
Copper sold (000s lbs)(3)	19,647	18,512	6%	58,019	60,833	(5)%
Average realized copper price - combined ($/lb)(3)(4)	2.49	2.55	(2)%	2.82	2.73	3%
Unit Costs:
Gold production costs ($/oz)	729	774	(6)%	759	689	10%
All-in sustaining costs on a by-product basis ($/oz)(2)	615	727	(15)%	629	504	25%
All-in costs on a by-product basis ($/oz)(2)(5)	679	781	(13)%	713	549	30%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	865	1,014	(15)%	958	883	8%
Copper production costs ($/lb)	1.51	1.50	1%	1.63	1.44	13%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	1.78	1.95	(9)%	2.04	1.21	69%
(1)Includes exploration costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Third Quarter 2022 compared to Third Quarter 2021

Earnings from mine operations of $34.0 million were recognized in the third quarter of 2022 compared to $22.7 million in the third quarter of 2021. The increase was primarily due to higher copper pounds sold, higher gold ounces sold and lower DDA primarily attributable to the increase in proven and probable reserves as a result of a life-of-mine update in 2022. Partially offsetting the increase in earnings from mine operations were lower average realized gold prices and higher production costs.
Cash provided by mine operations of $33.4 million was recognized in the third quarter of 2022 compared to $43.3 million in the third quarter of 2021. The decrease was primarily due to higher production costs, an unfavourable working capital change and lower average realized gold prices, partially offset by higher gold ounces sold. The unfavourable working capital change in the third quarter of 2022 as compared to the third quarter of 2021 was primarily due to the effect of timing of cash collection on concentrate shipments and timing of vendor payments.

Free cash flowNG from mine operations of $20.9 million was recognized in the third quarter of 2022 compared to $25.9 million in the third quarter of 2021 primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG.

During the third quarter of 2022, mining activities were carried out in phases 4, 7, and 9 of the open pit. Total tonnes mined were 11.9 million tonnes in the third quarter of 2022 and 11.1 million in the third quarter of 2021. The increased tonnage was primarily due to an increase in truck hours, partially offset by changes in haulage cycles.

Total process plant throughput for the third quarter of 2022 was 5.5 million tonnes, averaging 60,195 tonnes per calendar day, compared to 5.1 million tonnes, averaging 54,928 tonnes per calendar day in the third quarter of 2021. The increase in throughput in the third quarter of 2022 was primarily due to higher SAG mill runtime compared to the third quarter of 2021, which had a longer scheduled shutdown for the SAG mill relining.

Gold production was 54,134 ounces in the third quarter of 2022 compared to 39,658 ounces in the third quarter of 2021 due to higher gold head grades, higher mill throughput and higher recoveries. During the third quarter of 2022, the average gold grades and recoveries were 0.47 g/t and 66.2% compared to 0.38 g/t and 65.5% in the third quarter of 2021. Total copper production was 19.0 million pounds in the third quarter of 2022 compared to 17.9 million pounds in the third quarter of 2021. The increase was primarily due to higher mill throughput and higher recoveries, partially offset by lower copper grades. During the third quarter of 2022, the average copper grade and recoveries were 0.20% and 82.4% compared to 0.21% and 80.2% in the third quarter of 2021. The Staged Flotation Reactors circuit has been operating since beginning of May and optimization continues. Initial results indicate elevated recoveries. Circuit optimization and closure of commissioning deficiencies is ongoing and expected to last through the fourth quarter of 2022.

Gold production costs were $729 per ounce in the third quarter of 2022 compared to $774 per ounce in third quarter of 2021. The decrease was primarily due to higher gold ounces sold, partially offset by the higher production costs. Higher production costs were mainly due to higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and onset of price pressure on input costs, including diesel fuel, grinding media, liners, and equipment rebuilds, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period, partially offset by the effect of the Company’s hedging program. Processing costs were higher primarily due to higher consumption and cost of liners, major equipment rebuilds, increased grinding media costs as well as higher contractor costs associated with the planned mill shutdown. Higher administrative costs were due to an increase in insurance costs and higher consulting costs related to various information technology and environmental projects.
Copper production costs were $1.51 per pound in the third quarter of 2022 similar to the $1.50 per pound in the third quarter of 2021. The increase was primarily due to higher production costs as outlined above, partially offset by higher copper pounds sold and and lower allocation of production costs to copper from changes in the relative market prices of gold and copper.
Mount Milligan Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $615 per ounce in the third quarter of 2022 compared to $727 per ounce in the third quarter of 2021. The decrease was primarily due to higher gold ounces sold, higher copper credits as a result of higher copper pounds sold and lower sustaining capital expendituresNG, partially offset by higher production costs.

All-in costs on a by-product basisNG were $679 per ounce in the third quarter of 2022 compared to $781 per ounce in the third quarter of 2021. The decrease was due to lower all-in-sustaining costs on a by-product basisNG as noted above, partially offset by an increase in exploration expenses.

Nine months ended September 30, 2022 compared to 2021

Earnings from mine operations of $88.7 million were recognized in 2022 compared to $114.3 million in 2021. The decrease was primarily due to lower gold ounces sold and higher production costs.
Cash provided by mine operations of $135.1 million was recognized in 2022 compared to $206.6 million in 2021. The decrease was primarily due to a decrease in gold ounces sold, higher production costs and an unfavourable change in working capital from the effect of timing of vendor and other payments, partially offset by the effect of timing of cash collection on concentrate sales.

Free cash flowNG from mine operations of $84.8 million was recognized in 2022 compared to $156.5 million in 2021. The decrease was primarily due to lower cash provided by mine operations.

During the nine months of 2022, mining activities were carried out in Phases 4, 7, 8 and 9 of the open pit. Total tonnes mined were 34.2 million tonnes in 2022 compared to 33.4 million tonnes mined in 2021. The increased tonnage was primarily due to an increase in truck hours, partially offset by changes in haulage cycles.

The process plant throughput was 15.8 million tonnes, averaging 58,036 tonnes per calendar day, compared to 15.5 million tonnes in 2021, averaging 56,600 tonnes per calendar day. The increase in throughput was primarily due to higher mill runtime as a result of lower number of shutdown executed in 2022 compared to 2021.

Gold production was 135,955 ounces in 2022 compared to 136,909 ounces in 2021. The decrease was due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. During 2022, the average gold grade was 0.41 g/t and recoveries were 67.5% compared to 0.43 g/t and 65.8% in 2021. Total copper production was 57.0 million pounds in 2022 compared to 56.3 million pounds in 2021. The increase was primarily due to higher throughput a result of higher mill runtime and higher recoveries, partially offset by lower copper grades.
Gold production costs were $759 per ounce in 2022 compared to $689 per ounce in 2021. The increase was primarily due to a decrease in gold ounces sold and higher production costs. Higher production costs were mainly driven by higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and onset of price pressure on input costs, including diesel fuel, grinding media, liners, and equipment spare parts, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period, partially offset by the effects of the Company’s hedging program. Processing costs were higher primarily due to higher liner, electricity and contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects.

Copper production costs were $1.63 per pound in 2022 compared to $1.44 per pound in 2021, primarily as a result of a decrease in copper pounds sold and higher production costs as noted above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $629 per ounce for 2022 compared to $504 per ounce in 2021. The increase was primarily due to lower gold ounces sold and higher production costs as noted above.

All-in costs on a by-product basisNG were $713 per ounce in 2022 compared to $549 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration expenses.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
As outlined in the Recent Events and Developments section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant and subsequently suspended leaching operations in August 2022. Processing of material into stored gold-in-carbon inventory also ceased during the third quarter. Due to the suspension of leaching and the continued suspension of gold room operations during the third quarter of 2022, some of the results for the three and nine months ended of 2022 might not be directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Revenue	—	66.0	(100)%	101.6	142.5	(29)%
Production costs	—	17.9	(100)%	21.1	40.7	(48)%
Depreciation, depletion, and amortization ("DDA")	—	9.3	(100)%	12.6	22.4	(44)%
Earnings from mine operations	—	38.8	(100)%	67.9	79.4	(14)%
(Loss) earnings from operations(1)	(1.3)	37.4	(103)%	64.7	77.2	(16)%
Cash (used in) provided by mine operations	(18.0)	52.1	(135)%	(5.6)	92.2	(106)%
Free cash flow (deficit) from mine operations(2)	(23.0)	48.9	(147)%	(17.0)	76.3	(122)%
Additions to property, plant and equipment	4.0	3.4	19%	9.1	15.6	(42)%
Capital expenditures - total(2)	5.0	3.1	61%	11.4	15.3	(25)%
Sustaining capital expenditures(2)	5.0	3.0	67%	11.4	14.7	(22)%
Non-sustaining capital expenditures(2)	—	0.1	(100)%	—	0.6	(100)%
Operating Highlights:
Tonnes mined (000s)	2,181	4,066	(46)%	8,164	11,432	(29)%
Tonnes ore mined (000s)	1,779	1,480	20%	5,740	2,942	95%
Ore mined - grade (g/t)	1.99	1.63	22%	1.88	1.23	53%
Ore crushed (000s)	972	1,417	(31)%	2,929	2,901	1%
Tonnes of ore stacked (000s)	1,015	1,421	(29)%	3,024	2,905	4%
Heap leach grade (g/t)	1.96	1.63	20%	1.82	1.21	50%
Heap leach contained ounces stacked	63,834	74,220	(14)%	176,805	113,047	56%
Gold produced (oz)	—	37,255	(100)%	54,691	80,035	(32)%
Additions to stored gold-in-carbon inventory (Koz)(4)	40-45	—	100%	100-105	—	100%
Gold sold (oz)	—	37,204	(100)%	54,704	79,984	(32)%
Average realized gold price ($/oz)(3)	—	1,774	(100)%	1,857	1,782	4%
Unit Costs:
Gold production costs ($/oz)	n/a	481	0%	386	509	(24)%
All-in sustaining costs on a by-product basis ($/oz)(2)	n/a	603	0%	680	736	(8)%
All-in costs on a by-product basis ($/oz)(2)	n/a	644	0%	732	770	(5)%
(1)Includes exploration costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(4)Represents a subset of the recoverable ounces in the ADR inventory as at September 30, 2022.

Third Quarter 2022 compared to Third Quarter 2021

No earnings from mine operations were reported in the third quarter of 2022 as a result of no ounces of gold sold due to the suspension of gold room operations at the ADR plant. Earnings from mine operations were $38.8 million in the third quarter of 2021.

Cash used in mine operations of $18.0 million was recognized in the third quarter of 2022, compared to cash provided by mine operations of $52.1 million in the third quarter of 2021. The decrease was primarily due to no ounces of gold sold and unfavourable working capital change, partially offset by lower production costs. The unfavourable change in working capital was primarily due to build up of stored gold-in-carbon inventory, partially offset by collection of VAT refund.

Free cash flow deficit from mine operationsNG of $23.0 million was recognized in the third quarter of 2022, compared to the free cash flow from mining operationsNG of $48.9 million in the third quarter of 2021. The decrease was primarily due to a decrease in cash provided by mine operations due to the continued suspension of gold pouring leading to no ounces of gold being sold during the quarter.

Mining activities in the third quarter of 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 2.2 million tonnes in the third quarter of 2022 compared to 4.1 million tonnes in the third quarter of 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined.

Processing activities in the third quarter of 2022 were focused on the preparation and stacking of the heap leach pad. In the third quarter of 2022 the Öksüt Mine stacked 1.0 million tonnes at an average grade of 1.96 g/t, containing 63,834 ounces of gold, compared to 1.4 million tonnes stacked at an average grade of 1.63 g/t, containing 74,220 ounces of gold in the third quarter of 2021. The decrease in contained ounces stacked in the third quarter of 2022 was primarily due to current EIA crusher limits.

No gold production was reported in the third quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production in the third quarter of 2021 was 37,255 ounces. No gold production costs were reported in the third quarter of 2022 due to no ounces of gold sold. Gold production costs per ounce were $481 in the third quarter of 2021.

During third quarter of 2022, mining, stockpiling, crushing and stacking continued at the site throughout the quarter and leaching continued until August 2022. Gold material inventory was being accumulated in carbon and stored in bags onsite. As at September 30, 2022, there was a balance of recoverable ounces of approximately 100,000 in the stored gold-in-carbon inventory as compared to nil as at December 31, 2021. These stored gold-in-carbon recoverable ounces represent additional ounces to 54,691 ounces produced as gold doré prior to the suspension of gold room operations at the ADR plant.

As at September 30, 2022, the weighted average cost in inventory per recoverable ounce, which excludes the royalty costs, was $438 as compared to $500 as at December 31, 2021. The weighted average cost in inventory per recoverable ounce includes an attributable portion of mining costs and an attributable portion of DDA capitalized to production inventory.

ADR plant inventory	September 30, 2022	December 31, 2021
Weighted average mining cost in inventory per recoverable ounce	$228	$251
Weighted average DDA in inventory per recoverable ounce	210	249
Weighted average cost in inventory per recoverable ounce	$438	$500

The decrease in the weighted average mining cost in inventory per recoverable ounce between September 30, 2022 and December 31, 2021 was primarily due to higher ore tonnes mined and lower production costs from the weakening of the Turkish lira relative to the US dollar between the periods, partially offset by the impact of high rate of inflation in Türkiye. The weighted-average mining cost in inventory per ounce of gold was in line with the Company’s expected cost profile for the year, and has not been significantly affected by the suspension of gold room operations at the ADR plant. In the third quarter of 2022, the Company did not experience any significant impact on the operation of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia. Certain reagents and consumables may be indirectly impacted by the Russian invasion in Ukraine in the future, and the Company continues to monitor for any impact on operations.

All-in sustaining costs on a by-product basisNG or all-in costs on a by-product basisNG per ounce were not reported in the third quarter of 2022 as no ounces of gold were sold. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the third quarter of 2021 were $603 and $644 per ounce, respectively.
Nine months ended September 30, 2022 compared to 2021

Earnings from mine operations were $67.9 million in 2022 compared with $79.4 million in 2021. The decrease was primarily due to a decrease in ounces of gold sold, partially offset by lower production costs and DDA.

Cash used in mine operations was $5.6 million in 2022 compared with cash provided by mine operations of $92.2 million in 2021. The decrease was primarily due to lower ounces of gold sold, higher cash taxes paid and an unfavourable working capital change, partially offset by lower production costs. The higher cash taxes paid were primarily due to a withholding tax expense incurred on a dividend distribution and taxation at the full statutory income tax rate due to full utilization of investment incentive certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities. The unfavourable working capital change was primarily due to cash utilized to build-up stored gold-in-carbon inventory, partially offset by collection of a VAT refund.

Free cash flow deficitNG from mine operations was $17.0 million in 2022 compared with the free cash flowNG of $76.3 million in 2021. The decrease was primarily due to lower cash provided by mine operations partially offset by lower sustaining capital expendituresNG mainly from lower capitalized stripping costs.

Mining activities in 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 8.2 million tonnes during the first nine months of 2022 compared to 11.4 million tonnes in the first nine months of 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined.

Processing activities in 2022 were mostly focused on the preparation, stacking and irrigation of the heap leach pad, with 3.0 million tonnes stacked at an average grade of 1.82 g/t containing 176,805 ounces of gold compared with 2.9 million tonnes stacked in 2021 at an average grade of 1.21 g/t containing 113,047 ounces of gold. The increase in ore tonnes was primarily due to the lower strip ratio, resulting in a higher number of tonnes of ore mined and stacked, partially offset by current EIA crusher limits. The increase in contained ounces stacked in 2022 was primarily due to ore mined from a portion of the Keltepe pit with higher grade mineralization.

Gold production was 54,691 ounces in 2022 compared to 80,035 ounces in 2021, primarily due to suspension of gold room operations at the ADR plant.

Gold production costs were $386 per ounce in 2022 compared with $509 per ounce in 2021. The decrease was primarily due to lower production costs, including lower royalty costs, partially offset by lower ounces sold. The decrease in production costs was primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs incurred in the second and third quarter of 2022 to production inventory as no gold ounces were sold. The decrease in production costs was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized as well as higher processing costs from an increase in tonnes of ore stacked on the heap leach pads and increase in hauling costs from higher fuel prices. In 2022, the Company did not experience significant impact on the operation of the Öksüt Mine from the Russian invasion in Ukraine as the no critical consumables or reagents are sourced directly from Ukraine or Russia.
All-in sustaining costs on a by-product basisNG were $680 per ounce in 2022 compared with $736 per ounce in 2021. The decrease was primarily due to lower production costs and lower sustaining capital expendituresNG mainly from lower capitalized stripping expenditures, partially offset by a decrease in ounces of gold sold.

All-in costs on a by-product basisNG were $732 per ounce in 2022 compared with $770 per ounce in 2021. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG.
Molybdenum Business Unit
The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia.
Molybdenum BU Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Molybdenum revenue	56.7	51.6	10%	180.5	135.9	33%
Other revenue	4.1	3.3	24%	8.5	7.3	16%
Total revenue	60.8	54.9	11%	189.0	143.2	32%
Production costs	61.2	46.3	32%	196.2	128.2	53%
Depreciation, depletion, and amortization ("DDA")	1.0	1.7	(41)%	3.9	4.9	(20)%
(Loss) earnings from mine operations	(1.4)	6.9	(120)%	(11.1)	10.1	(210)%
Care and maintenance costs - Molybdenum mines	4.8	3.6	33%	12.8	10.3	24%
Reclamation recovery	(7.7)	(0.9)	756%	(90.6)	(0.9)	9967%
Other operating expenses	0.6	0.3	100%	1.4	1.7	(18)%
Net earnings (loss) from operations	1.0	3.9	(74)%	65.3	(1.0)	(6630)%
Cash provided by (used in) operations	8.0	(13.7)	(158)%	(17.9)	(21.5)	(17)%
Free cash flow (deficit) from operations(1)	7.2	(14.0)	(151)%	(19.0)	(22.6)	(16)%
Additions to property, plant and equipment	0.5	0.3	67%	1.0	1.1	(9)%
Total capital expenditures(1)	0.5	0.3	67%	1.1	1.1	0%
Operating Highlights:
Mo purchased (lbs)	2,528	2,505	1%	8,500	7,709	10%
Mo roasted (lbs)	4,182	2,456	70%	8,947	7,811	15%
Mo sold (lbs)	3,291	2,615	26%	9,406	9,100	3%
Average market Mo price ($/lb)	16.12	19.06	(15)%	17.86	15.02	19%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Third Quarter 2022 compared to Third Quarter 2021

Net earnings from operations of $1.0 million were recognized in the third quarter of 2022 compared to net earnings of $3.9 million in the third quarter of 2021. The decrease in net earnings from operations was mainly from a loss from mine operations, partially offset by a higher reclamation recovery primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows. The loss from mine operations was primarily due to lower average realized molybdenum prices in the quarter and higher average molybdenum prices paid for product sold and the effect of higher production costs from the mix of products produced and sold in the period. The market molybdenum price as at September 30, 2022 was $17.29 per pound.

Cash provided by operations of $8.0 million was recognized in the third quarter of 2022, compared to cash used in operations of $13.7 million in the third quarter of 2021. The increase in cash provided by operations is primarily due to a favourable working capital movement from the effect of a reduction in molybdenum inventory. The total working capital balance of the Molybdenum BU was $121.8 at September 30, 2022 compared to $136.4 at June 30, 2022.
In 2022, site management developed a streamlined business plan to eliminate up to $8.0 million in annual operating costs and reduce working capital balances. The Company realized some of the benefit of this new strategy during the third quarter of 2022, with the reduction in molybdenum inventory held on hand driving a release of working capital and positive cash flows for the quarter. The Company expects to achieve further reductions in working capital during the fourth quarter of 2022. The Company continues to evaluate different strategic options for the Molybdenum BU.
Free cash flow from operationsNG of $7.2 million was recognized in the third quarter of 2022, compared to free cash flow deficit from operationsNG of $14.0 million in the third quarter of 2021. The increase was primarily due to a decrease in working capital as noted above.
The Langeloth Facility roasted and sold 4.2 million pounds and 3.3 million pounds of molybdenum, respectively, in the third quarter of 2022, compared to 2.5 million pounds and 2.6 million pounds, respectively in the third quarter of 2021. This increase in the molybdenum roasted was primarily due to execution on the business plan to reduce its working capital balance.

Nine months ended September 30, 2022 compared to 2021

Net earnings from operations of $65.3 million were recognized in 2022 compared to net loss from operations of $1.0 million in 2021. The increase in net earnings from operations was mainly from a reclamation recovery primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by an increase in loss from mine operations. An increase in loss from mine operations was primarily due to higher average molybdenum prices paid to obtain product inventory to be processed, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month in the first quarter of 2022 and the effect of higher unit costs from the mix of products produced and sold in the period.
Cash used in operations was $17.9 million in 2022 compared to cash used in operations of $21.5 million in 2021. The decrease in cash used in operations was primarily due to higher pounds of molybdenum sold, higher average molybdenum realized prices and favourable working capital movement due to implementation of a revised business plan to reduce inventory. This was partially offset by higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month early in 2022.
Free cash flow deficit from operationsNG of $19.0 million was recognized in 2022 compared to $22.6 million in 2021, primarily due to lower cash used in operations, as noted above.
The Langeloth Facility roasted and sold 8.9 million pounds and 9.4 million pounds of molybdenum, respectively, in 2022 compared to 7.8 million pounds and 9.1 million pounds, respectively, in 2021. The increase in the molybdenum roasted was primarily due to availability of concentrates. The increase in the molybdenum sold was primarily due to increase in the pounds of molybdenum roasted to make up for an unplanned acid plant shutdown in the first quarter of 2022 that impacted the Facility’s ability to roast purchased molybdenum.
Discontinued Operations
Kumtor Mine
As a result of the loss of control, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is presenting no financial and operating results pertaining to the first nine months of 2022.
Kumtor Mine Financial and Operating Results

($millions, except as noted)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Financial Highlights:
Revenue	—	—	—	264.1
Production costs	—	—	—	72.6
Depreciation, depletion and amortization	—	—	—	57.9
Earnings from mine operations	—	—	—	133.6
Loss on the change of control of the Kumtor Mine	—	—	—	(926.4)
Net earnings from discontinued operations	—	—	—	(828.7)
Cash provided by operating activities from discontinued operations	—	—	—	143.9
Cash used in investing activities from discontinued operations	—	—	—	96.1
Net cash flow from discontinued operations	—	—	—	47.8
Free cash flow from discontinued operations(1)	—	—	—	53.7
Operating Highlights:
Tonnes mined (000s)	—	—	—	74,261
Tonnes ore mined (000s)	—	—	—	1,298
Tonnes processed (000s)	—	—	—	2,343
Process plant head grade (g/t)	—	—	—	2.52
Gold recovery (%)(2)	—	—	—	71.5%
Gold produced (oz)	—	—	—	139,830
Gold sold (oz)	—	—	—	147,800
Unit Costs:
Gold production costs ($/oz)	—	—	—	491
All-in sustaining costs on a by-product basis ($/oz)(1)	—	—	—	929
All-in costs on a by-product basis ($/oz)(1)	—	—	—	1,414
(1)Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sales of its interest in the Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of September 30, 2022 due to significant uncertainty associated with the Greenstone project.
Quarterly Results – Previous Eight Quarters
As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2022			2021				2020
quarterly data unaudited	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	179	168	295	251	221	202	226	212
Net (loss) earnings from continuing operations(1)	(34)	(3)	89	275	28	33	111	31
Basic (loss) earnings per share - continuing operations	(0.14)	(0.01)	0.30	0.93	0.09	0.11	0.37	0.10
Diluted (loss) earnings per share - continuing operations	(0.15)	(0.01)	0.30	0.92	0.09	0.10	0.36	0.10
Net (loss) earnings(2)	(34)	(3)	89	275	28	(852)	167	95
Basic (loss) earnings per share(2)	(0.14)	(0.01)	0.30	0.93	0.09	(2.87)	0.57	0.32
Diluted (loss) earnings per share(2)	(0.15)	(0.01)	0.30	0.92	0.09	(2.87)	0.55	0.32
(1)Net earnings from continuing operations in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2)Net loss in Q2 2021 reflects the impact of derecognition of the Kumtor Mine.
Related Party Transactions
Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$—	$—	$265,407
Deduct: refinery and financing charges	—	—	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	$—	$—	$—	$264,159
(1)Presented in results from discontinued operations.

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction.
Sojitz Corporation
The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Sales to Sojitz	$1,761	$3,757	$11,361	$15,256
Deduct: commission charges	(14)	(40)	(36)	(205)
Revenue(1)	$1,747	$3,717	$11,325	$15,051
(1)Amount receivable from Sojitz as at September 30, 2022 was $nil (December 31, 2021 - $2.6 million).
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2021.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2021 and note 8 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting
The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s Interim CEO and CFO. Based on these evaluations, the Interim CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the nine months of 2022.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net (loss) earnings from continuing operations; free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net (loss) earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the third quarter and nine month ended September 30, 2022, 483 pounds and 466 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings and comprehensive income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net earnings from continuing operations as recorded in the consolidated statements of earnings and comprehensive income for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
•Adjusted free cash flow (deficit) from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	41.0	47.7	41.0	29.8	—	17.9	—	—
Production costs attributable to copper	29.7	27.7	29.7	27.7	—	—	—	—
Total production costs excluding molybdenum segment, as reported	70.7	75.4	70.7	57.5	—	17.9	—	—
Adjust for:
Third party smelting, refining and transport costs	2.4	2.4	2.4	2.3	—	0.1	—	—
By-product and co-product credits	(50.5)	(48.9)	(50.5)	(48.9)	—	—	—	—
Community costs related to current operations	—	—	—	—	—	—	—	—
Adjusted production costs	22.6	28.9	22.6	10.9	—	18.0	—	—
Corporate general administrative and other costs	11.7	8.8	0.1	0.1	—	—	—	—
Reclamation and remediation - accretion (operating sites)	1.8	1.6	0.2	0.4	1.6	1.2	—	—
Sustaining capital expenditures	15.4	18.5	10.4	15.5	5.0	3.0	—	—
Sustaining leases	1.4	1.3	1.3	1.2	0.1	0.2	—	—
All-in sustaining costs on a by-product basis	52.9	59.1	34.6	28.1	6.7	22.4	—	—
Revenue-based taxes	—	—	—	—	—	—	—	—
Exploration and study costs	21.1	6.0	3.6	1.2	0.8	1.4	—	—
Non-sustaining capital expenditures(1)	0.1	1.4	—	0.9	—	0.1	—	—
Care and maintenance and other costs	3.3	4.0	—	—	0.3	—	—	—
All-in costs on a by-product basis	77.4	70.5	38.2	30.2	7.8	23.9	—	—
Ounces sold (000s)	56.2	75.7	56.2	38.5	—	37.2	—	—
Pounds sold (millions)	19.6	18.5	19.6	18.5	—	—	—	—
Gold production costs ($/oz)	729	630	729	774	n/a	481	—	—
All-in sustaining costs on a by-product basis ($/oz)	941	781	615	727	n/a	603	—	—
All-in costs on a by-product basis ($/oz)	1,376	932	679	781	n/a	644	—	—
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,190	928	865	1,014	n/a	603	—	—
Copper production costs ($/pound)	1.51	1.50	1.51	1.50	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	1.78	1.95	1.78	1.95	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)Results from the period ended September 30, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	125.9	140.2	104.8	99.5	21.1	40.7	—	72.6
Production costs attributable to copper	94.3	87.3	94.3	87.3	—	—	—	—
Total production costs excluding molybdenum segment, as reported	220.2	227.5	199.1	186.8	21.1	40.7	—	72.6
Adjust for:
Third party smelting, refining and transport costs	8.6	8.8	8.4	7.9	0.2	0.9	—	1.2
By-product and co-product credits	(169.5)	(174.3)	(169.5)	(174.3)	—	—	—	—
Community costs related to current operations	—	—	—	—	—	—	—	2.6
Adjusted production costs	59.4	62.0	37.9	20.4	21.3	41.6	—	76.4
Corporate general administrative and other costs	35.7	20.3	0.6	1.1	—	—	—	—
Reclamation and remediation - accretion (operating sites)	5.4	3.4	1.3	1.3	4.1	2.1	—	0.3
Sustaining capital expenditures	54.6	61.2	43.2	46.5	11.4	14.7	—	60.6
Sustaining lease payments	4.3	4.0	3.9	3.5	0.4	0.5	—	—
All-in sustaining costs on a by-product basis	159.3	150.9	86.9	72.8	37.2	58.9	—	137.3
Revenue-based taxes	—	—	—	—	—	—	—	37.0
Exploration and study costs	42.6	17.1	10.1	4.5	2.5	2.1	—	8.8
Non-sustaining capital expenditures(1)	2.0	2.9	1.5	1.9	—	0.6	—	25.9
Care and maintenance and other costs	9.1	10.1	—	—	0.4	—	—	—
All-in costs on a by-product basis	213.0	181.0	98.5	79.2	40.1	61.6	—	209.0
Ounces sold (000s)	192.8	224.5	138.0	144.5	54.7	80.0	—	147.8
Pounds sold (millions)	58.0	60.8	58.0	60.8	—	—	—	—
Gold production costs ($/oz)	653	626	759	689	386	509	—	491
All-in sustaining costs on a by-product basis ($/oz)	826	672	629	504	680	736	—	929
All-in costs on a by-product basis ($/oz)	1,105	806	713	549	732	770	—	1,414
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,062	916	958	883	680	736	—	929
Copper production costs ($/pound)	1.63	1.44	1.63	1.44	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.04	1.21	2.04	1.21	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)Results from the period ended September 30, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings	$(33.9)	$27.6	$52.9	$(656.6)
Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	—	—	—	926.4
Kumtor Mine legal costs and other related costs	5.3	8.1	15.0	16.2
Gain from the discontinuance of Kumtor Mine hedge instruments	—	—	—	(15.3)
Gain on the sale of Greenstone property	—	—	—	(72.3)
Reclamation recovery at sites on care and maintenance	(7.7)	—	(90.8)	(0.1)
Income tax adjustments(1)	20.4	—	27.2	—
Adjusted net (loss) earnings	$(15.9)	$35.7	$4.3	$198.3

Net (loss) earnings per share - basic	$(0.14)	$0.09	$0.19	$(2.21)
Net (loss) earnings per share - diluted	$(0.15)	$0.09	$0.17	$(2.23)
Adjusted net (loss) earnings per share - basic	$(0.06)	$0.12	$0.02	$0.67
Adjusted net (loss) earnings per share - diluted	$(0.06)	$0.12	$0.02	$0.65
(1)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.
Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings from continuing operations	$(33.9)	$27.6	$52.9	$172.1
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	5.3	8.1	15.0	14.2
Gain on the sale of Greenstone property	—	—	—	(72.3)
Reclamation recovery at sites on care and maintenance	(7.7)	—	(90.8)	(0.1)
Income tax adjustments(1)	20.4	—	27.2	—
Adjusted net (loss) earnings from continuing operations	$(15.9)	$35.7	$4.3	$113.9

Net (loss) earnings from continuing operations per share - basic	$(0.14)	$0.09	$0.19	$0.58
Net (loss) earnings from continuing operations per share - diluted	$(0.15)	$0.09	$0.17	$0.56
Adjusted net (loss) earnings from continuing operations per share - basic	$(0.06)	$0.12	$0.02	$0.38
Adjusted net (loss) earnings from continuing operations per share - diluted	$(0.06)	$0.12	$0.02	$0.36
(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.

Free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash (used in) provided by operating activities from continuing operations(1)	$(17.0)	$62.4	$33.4	$43.2	$(18.0)	$52.1	$8.0	$(13.7)	$(40.4)	$(19.2)
Adjust for:
Additions to property, plant & equipment from continuing operations(1)	(18.5)	(21.4)	(12.5)	(17.3)	(5.0)	(3.2)	(0.8)	(0.3)	(0.2)	(0.6)
Free cash flow (deficit) from continuing operations	$(35.5)	$41.0	$20.9	$25.9	$(23.0)	$48.9	$7.2	$(14.0)	$(40.6)	$(19.8)
Adjust for:
Kumtor Mine legal and other related costs	6.0	4.3	—	—	—	—	—	—	6.0	4.3
Adjusted free cash flow (deficit) from continuing operations	$(29.5)	$45.3	$20.9	$25.9	$(23.0)	$48.9	$7.2	$(14.0)	$(34.6)	$(15.5)
(1)As presented in the Company’s consolidated statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash provided by (used in) operating activities from continuing operations(1)	$7.8	$209.1	$135.1	$206.6	$(5.6)	$92.2	$(17.9)	$(21.5)	$(103.8)	$(68.2)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(65.4)	(69.4)	(50.3)	(50.1)	(11.4)	(15.9)	(1.1)	(1.1)	(2.6)	(2.3)
Free cash flow (deficit) from continuing operations	$(57.6)	$139.7	$84.8	$156.5	$(17.0)	$76.3	$(19.0)	$(22.6)	$(106.4)	$(70.5)
Adjust for:
Kumtor Mine legal and other related costs	20.9	8.9	—	—	—	—	—	—	20.9	8.9
Adjusted free cash flow (deficit) from continuing operations	$(36.7)	$148.6	$84.8	$156.5	$(17.0)	$76.3	$(19.0)	$(22.6)	$(85.5)	$(61.6)
(1)As presented in the Company’s consolidated statements of cash flows.
Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash provided by operating activities from discontinued operations(1)	$—	$—	$—	$143.9
Adjust for:
Additions to property, plant & equipment from discontinued operations(1)	—	—	—	(90.2)
Free cash flow from discontinued operations	$—	$—	$—	$53.7
(1)As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$11.7	$24.8	$6.6	$20.8	$4.0	$3.4	$0.5	$0.3	$0.6	$0.3
Adjust for:
Costs capitalized to the ARO assets	4.2	2.1	4.0	0.9	0.7	—	—	—	(0.5)	1.2
Costs capitalized to the ROU assets	—	(4.8)	—	(4.6)	—	(0.2)	—	—	—	—
Other(2)	0.2	(2.0)	(0.2)	(0.7)	0.4	—	—	(0.1)	—	(1.2)
Capital expenditures	$16.1	$20.1	$10.4	$16.4	$5.1	$3.2	$0.5	$0.2	$0.1	$0.3
Sustaining capital expenditures	16.0	18.7	10.4	15.5	5.1	3.1	0.5	0.1	—	—
Non-sustaining capital expenditures	0.1	1.4	—	0.9	—	0.1	—	—	0.1	0.3
(1)As presented in the note 19 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$247.2	$72.0	$34.6	$54.8	$9.1	$15.6	$1.0	$1.1	$202.5	$0.5
Adjust for:
Costs capitalized to the ARO assets	18.1	0.1	9.9	—	1.9	—	—	—	6.3	0.1
Costs capitalized to the ROU assets	(0.2)	(5.6)	—	(5.3)	(0.2)	(0.3)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	(208.2)	—	—	—	—	—	—	—	(208.2)	—
Other(2)	0.9	(1.3)	0.2	(1.1)	0.6	—	0.1	—	—	(0.2)
Capital expenditures	$57.8	$65.2	$44.7	$48.4	$11.4	$15.3	$1.1	$1.1	$0.6	$0.4
Sustaining capital expenditures	55.8	62.3	43.2	46.5	11.4	14.7	1.1	1.1	0.1	—
Non-sustaining capital expenditures	2.0	2.9	1.5	1.9	—	0.6	—	—	0.5	0.4
(1)As presented in the note 19 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

The technical information contained in this document relating to mineral reserve estimates of the Mount Milligan Mine is based on, and fairly represents, information compiled by Gordon Zurowski, P.Eng who is a member of the Professional Engineers Ontario. Mr. Zurowski is independent within the meaning of Canadian Securities Administrator’s NI-43-101, as a full-time employee of AGP Mining Consultants, Inc. and not Centerra. Mr. Zurowski has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Qualified Person” under NI 43-101 Standards of Disclosure for Mineral Projects. Mr. Zurowski has consented to the inclusion in this document of the mineral reserve estimates based on his compiled information in the form and context in which it appears in this document.

The technical Information contained In this news release relating to the Mount Milligan Mine's mineral resource estimates is based on, and fairly represents, information compiled by Brian Thomas, P.Eng who is a member of the Professional Geoscientists of Ontario. Mr. Thomas is independent within the meaning of NI 43-101, as a full-time employee of WSP Global Inc. and not Centerra. Mr. Thomas has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Qualified Person” under NI 43-101 Standards of Disclosure for Mineral Projects. Mr. Thomas has consented to the inclusion in this document of the mineral resource estimates based on his compiled information in the form and context in which it appears in this document.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance and quality control protocols are done consistent with industry standards and independent certified assay labs are used.

The Mount Milligan Mine is described in a NI 43-101-compliant technical report dated November 7, 2022 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of United States dollars)	September 30, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	$580,772	$947,230
Amounts receivable	70,035	76,841
Inventories	244,354	221,220
Other current assets	25,621	25,802
	920,782	1,271,093

Property, plant and equipment	1,419,791	1,272,091
Deferred income tax assets	68,000	101,300
Other non-current assets	41,256	32,084
	1,529,047	1,405,475
Total assets	$2,449,829	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$135,623	$186,820
Income tax payable	194	25,253
Other current liabilities	65,481	15,281
	201,298	227,354

Deferred income tax liabilities	40,804	54,861
Provision for reclamation	220,875	331,312
Other non-current liabilities	25,383	19,425
	287,062	405,598
Shareholders' equity
Share capital	893,813	984,095
Contributed surplus	31,210	30,809
Accumulated other comprehensive (loss) income	(2,118)	6,829
Retained earnings	1,038,564	1,021,883
	1,961,469	2,043,616
Total liabilities and shareholders' equity	$2,449,829	$2,676,568

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive Income (Loss)

	Three months ended September 30,			Nine months ended September 30,
(Expressed in thousands of United States dollars)	2022		2021	2022	2021

Revenue	$179,013	$	$220,561	$641,890	$649,059

Cost of sales
Production costs	131,950		121,641	416,526	355,691
Depreciation, depletion and amortization	14,456		30,413	79,884	89,461
Earnings from mine operations	32,607		68,507	145,480	203,907

Exploration and development costs	21,426		6,597	43,035	18,819
Corporate administration	11,683		8,881	35,472	19,676
Care and maintenance expense	8,166		7,638	22,730	20,472
Reclamation recovery	(7,678)		(871)	(90,552)	(913)
Other operating expenses	3,167		2,627	10,287	10,392
(Loss) earnings from operations	(4,157)		43,635	124,508	135,461

Gain on sale of Greenstone Partnership	—		—	—	(72,274)
Other non-operating expenses	699		6,975	7,284	14,067
Finance costs	2,882		694	6,454	4,001
(Loss) earnings before income tax	(7,738)		35,966	110,770	189,667
Income tax expense	26,139		8,383	57,896	17,598
Net (loss) earnings from continuing operations	(33,877)		27,583	52,874	172,069
Net loss from discontinued operations	—		—	—	(828,717)
Net (loss) earnings	$(33,877)	$	$27,583	$52,874	$(656,648)

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation	$—	$	$—	$—	$31
Net (loss) gain on derivative instruments	(18,674)		3,799	(8,947)	(2,097)
Other comprehensive (loss) income	(18,674)		3,799	(8,947)	(2,066)
Total comprehensive (loss) income	$(52,551)	$	$31,382	$43,927	$(658,714)

(Loss) earnings per share - continuing operations:
Basic	$(0.14)	$	$0.09	$0.19	$0.58
Diluted	$(0.15)	$	$0.09	$0.17	$0.56
(Loss) earnings per share:
Basic	$(0.14)	$	$0.09	$0.19	$(2.21)
Diluted	$(0.15)	$	$0.09	$0.17	$(2.23)

Cash dividends declared per common share (C$)	$0.07		$0.07	$0.21	$0.17

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)	2022	2021	2022	2021

Operating activities
Net (loss) earnings from continuing operations	$(33,877)	$27,583	$52,874	$172,069

Adjustments:
Depreciation, depletion and amortization	15,806	31,873	83,803	93,941
Reclamation recovery	(7,678)	(871)	(90,552)	(913)
Share-based compensation	(2,847)	3,560	(1,080)	918
Finance costs	2,882	694	6,454	4,001
Income tax expense	26,139	8,383	57,896	17,598
Income taxes paid	(1,502)	(4,829)	(54,868)	(7,585)
Gain on sale of Greenstone Partnership	—	—	—	(72,274)
Other	(3,318)	452	(2,175)	2,747
	(4,395)	66,845	52,352	210,502
Changes in working capital	(12,574)	(4,477)	(44,510)	(1,406)
Cash (used in) provided by operating activities from continuing operations	(16,969)	62,368	7,842	209,096
Cash provided by operating activities from discontinued operations	—	—	—	143,853
Cash (used in) provided by operating activities	(16,969)	62,368	7,842	352,949

Investing activities
Property, plant and equipment additions	(18,530)	(21,416)	(65,435)	(69,383)
Acquisition of Goldfield Project	—	—	(176,737)	—
Proceeds from sale of Greenstone Partnership	—	—	—	210,291
Proceeds from disposition of property, plant and equipment	—	1,154	2,025	1,889
Decrease in other assets	—	3	—	2,847
Cash (used in) provided by investing activities from continuing operations	(18,530)	(20,259)	(240,147)	145,644
Cash used in investing activities from discontinued operations	—	—	—	(96,081)
Cash (used in) provided by investing activities	(18,530)	(20,259)	(240,147)	49,563

Financing activities
Dividends paid	(11,743)	(12,166)	(36,193)	(33,046)
Payment of borrowing costs	(535)	(488)	(1,657)	(2,093)
Repayment of lease obligations	(1,622)	(1,555)	(5,078)	(4,891)
Proceeds from common shares issued	170	927	2,115	4,040
Repurchase and cancellation of shares	(93,340)	—	(93,340)	—
Cash used in financing activities	(107,070)	(13,282)	(134,153)	(35,990)
(Decrease) increase in cash during the period	$(142,569)	$28,827	$(366,458)	$366,522
Cash at beginning of the period	723,341	882,875	947,230	545,180
Cash at end of the period	$580,772	$911,702	$580,772	$911,702

The interim consolidated financial statements for the three months ended September 30, 2022 and 2021 and the MD&A for the nine months ended September 30, 2022 and 2021 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.
Supplementary Information: Third Quarter 2022 Exploration Update

Mount Milligan Mine

The 2022 planned diamond drilling programs at the Mount Milligan Mine total 49,500 metres in 91 drill holes. Resource expansion and brownfield exploration targets included zones on the western margin of the open-pit, i.e., DWBX and Goldmark zones, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in previous drilling campaigns from 2018-2021.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the third quarter of 2022 with the completion of 32 diamond drill holes totalling 16,653 metres. Resource expansion drilling included seven drill holes, totalling 3,267 metres, were completed in the Goldmark and DWBX zones. Three drill holes, totalling 1,585 metres, were completed in the Great Eastern zones, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the underlying Great Eastern stock. Exploration drilling focused on the northern margins of the pit in the Oliver zone where 11 drill holes, totalling 5,681 metres were completed. Exploration drilling was also completed south and west of the current ultimate pit boundary in the Boundary zone including two drill holes totalling 1,110 metres; the South Boundary zone, including six drill holes totalling 2,903 metres; the Southern Star zone including one drill hole totalling 812 metres; and the North Slope zone including two drill holes totalling 1,295 metres.

Throughout the third quarter of 2022, complete or partial assay results were returned for 36 drill holes, including results from one hole drilled in the first quarter of 2022, and 17 holes drilled in the second quarter of 2022, and 18 holes drilled in the third quarter of 2022. These include potential significant mineralization from the western margin of the open-pit in the DWBX and Goldmark zones, the eastern margin of the open-pit in the Great Eastern zones, as well as the northern margin of the open-pit in the Oliver zone.

Selected significant intersections are reported below:

DWBX and Goldmark Zones (western margin of the open-pit)

22-1389*	31.3 metres @ 0.20 g/t Gold (“Au”), 0.16% Copper (“Cu”) from 62.8 metres 44.7 metres @ 0.20 g/t Au, 0.31% Cu from 269.4 metres 40.0 metres @ 0.21 g/t Au, 0.05% Cu from 430.0 metres
22-1392*
21.0 metres @ 0.53 g/t Au, 0.07% Cu from 119.0 metres
including 3.4 metres @ 2.46 g/t Au, 0.04% Cu from 132.6 metres
24.0 metres @ 0.70 g/t Au, 0.09% Cu from 146.0 metres
including 9.0 metres @ 1.55 g/t Au, 0.21% Cu from 156.0 metres and 3.0 metres @ 3.69 g/t Au, 0.11% Cu from 160.0 metres
38.0 metres @ 0.16 g/t Au, 0.15% Cu from 326.0 metres
17.2 metres @ 6.05 g/t Au, 0.13% Cu from 370.0 metres
including 2.0 metres @ 50.7 g/t Au, 0.21% Cu from 378.0 metres
67.2 metres @ 0.38 g/t Au, 0.23% Cu from 407.0 metres
including 2.2 metres @ 6.84 g/t Au, 0.52% Cu from 415.0 metres
41.9 metres @ 2.45 g/t Au, 0.03% Cu from 688.0 metres
including 6.0 metres @ 1.19 g/t Au, 0.00% Cu from 710.0 metres and 6.0 metres @ 14.13 g/t Au, 0.18% Cu from 722.0 metres

22-1396*	255.0 metres @ 0.21 g/t Au, 0.33% Cu from 202.0 metres 154.0 metres @ 0.36 g/t Au, 0.26% Cu from 473.0 metres including 3.0 metres @ 7.62 g/t Au, 0.10% Cu from 489.0 metres

22-1398*
98.0 metres @ 0.14 g/t Au, 0.29% Cu from 217.0 metres
31.5 metres @ 0.08 g/t Au, 0.13% Cu from 321.0 metres
26.4 metres @ 1.17 g/t Au, 0.18% Cu from 412.0 metres
including 1.6 metres @ 2.21 g/t Au, 0.31% Cu from 414.5 metres and 3.3 metres @ 5.42 g/t Au, 0.25% Cu from 426.7 metres
and 2.0 metres @ 1.76 g/t Au, 0.17% Cu from 435.0 metres
68.0 metres @ 0.15 g/t Au, 0.20% Cu from 490.0 metres

22-1399*
41.5 metres @ 0.23 g/t Au, 0.03% Cu from 90.5 metres
96.0 metres @ 0.36 g/t Au, 0.42% Cu from 164.0 metres
including 2.0 metres @ 2.11 g/t Au, 0.17% Cu from 206.0 metres and 6.0 metres @ 1.02 g/t Au, 0.70% Cu from 214.0 metres
17.6 metres @ 0.35 g/t Au, 0.05% Cu from 330.2 metres
including 1.8 metres @ 2.09 g/t Au, 0.02% Cu from 346.0 metres
68.0 metres @ 0.18 g/t Au, 0.27% Cu from 456.0 metres
58.0 metres @ 0.17 g/t Au, 0.13% Cu from 664.0 metres

22-1400*
6.5 metres @ 1.64 g/t Au, 0.04% Cu from 16.5 metres
including 1.0 metres @ 8.8 g/t Au, 0.01% Cu from 16.5 metres
10.0 metres @ 0.54 g/t Au, 0.10% Cu from 34.0 metres
including 2.0 metres @ 1.9 g/t Au, 0.06% Cu from 40.0 metres
47.0 metres @ 0.15 g/t Au, 0.42% Cu from 225.0 metres
22.0 metres @ 0.25 g/t Au, 0.73% Cu from 251.0 metres
21.0 metres @ 0.32 g/t Au, 0.10% Cu from 435.0 metres
including 2.0 metres @ 1.16 g/t Au, 0.12% Cu from 441.0 metres and 0.9 metres @ 1.81 g/t Au, 0.00% Cu from 447.0 metres
133.0 metres @ 0.19 g/t Au, 0.28% Cu from 520.0 metres

22-1404*
42.3 metres @ 0.12 g/t Au, 0.24% Cu from 12.7 metres
51.9 metres @ 0.23 g/t Au, 0.30% Cu from 190.0 metres
20.3 metres @ 0.20 g/t Au, 0.23% Cu from 247.7 metres
46.0 metres @ 0.17 g/t Au, 0.24% Cu from 466.0 metres
44.7 metres @ 0.25 g/t Au, 0.23% Cu from 591.3 metres

Great Eastern Zones (eastern margin of the open-pit)

22-1402*
34.0 metres @ 0.55 g/t Au, 0.20% Cu from 263.0 metres
including 1.4 metres @ 1.61 g/t Au, 0.17% Cu from 263.0 metres and 4.0 metres @ 1.17 g/t Au, 0.54% Cu from 286.0 metres
138.0 metres @ 0.31 g/t Au, 0.12% Cu from 306.0 metres
including 2.0 metres @ 1.16 g/t Au, 0.00% Cu from 374.0 metres and 2.0 metres @ 1.04 g/t Au, 0.63% Cu from 400.0 metres
and 2.0 metres @ 1.06 g/t Au, 0.58% Cu from 408.0 metres
20.0 metres @ 0.31 g/t Au, 0.21% Cu from 463.0 metres
including 2.0 metres @ 1.30 g/t Au, 0.82% Cu from 477.0 metres
40.8 metres @ 1.07 g/t Au, 0.29% Cu from 511.3 metres
including 1.8 metres @ 17.3 g/t Au, 0.30% Cu from 511.3 metres and 1.7 metres @ 1.68 g/t Au, 0.15% Cu from 528.3 metres

22-1406	57.9 metres @ 0.13 g/t Au, 0.08% Cu from 297.0 metres 28.0 metres @ 0.52 g/t Au, 0.36% Cu from 360.0 metres 27.8 metres @ 0.12 g/t Au, 0.16% Cu from 483.2 metres
22-1408	21.2 metres @ 0.33 g/t Au, 0.32% Cu from 21.0 metres
16.9 metres @ 0.21 g/t Au, 0.17% Cu from 49.0 metres
30.0 metres @ 0.24 g/t Au, 0.06% Cu from 80.2 metres
52.2 metres @ 0.18 g/t Au, 0.28% Cu from 188.3 metres
22-1410	31.0 metres @ 0.16 g/t Au, 0.16% Cu from 333.0 metres 45.1 metres @ 0.17 g/t Au, 0.28% Cu from 387.0 metres 75.4 metres @ 0.15 g/t Au, 0.24% Cu from 491.7 metres

Oliver Zone (northern margin of the open-pit)

22-1409
29.7 metres @ 0.29 g/t Au, 0.01% Cu from 123.0 metres
including 2.0 metres @ 1.37 g/t Au, 0.02% Cu from 123.0 metres
87.0 metres @ 0.57 g/t Au, 0.02% Cu from 178.0 metres
including 4.0 metres @ 1.18 g/t Au, 0.02% Cu from 200.0 metres and 0.9 metres @ 4.84 g/t Au, 0.02% Cu from 211.5 metres
and 12.0 metres @ 1.54 g/t Au, 0.01% Cu from 217.0 metres
and 1.7 metres @ 1.31 g/t Au, 0.06% Cu from 251.3 metres

22-1415
45.0 metres @ 0.33 g/t Au, 0.02% Cu from 387.0 metres
including 2.1 metres @ 2.71 g/t Au, 0.00% Cu from 420.0 metres
57.4 metres @ 0.39 g/t Au, 0.05% Cu from 473.6 metres
including 2.0 metres @ 2.06 g/t Au, 0.02% Cu from 520.0 metres and 4.0 metres @ 1.59 g/t Au, 0.42% Cu from 527.0 metres

22-1416	21.0 metres @ 0.19 g/t Au, 0.11% Cu from 18.0 metres
24.0 metres @ 0.14 g/t Au, 0.05% Cu from 45.0 metres
43.0 metres @ 0.24 g/t Au, 0.09% Cu from 76.0 metres
27.0 metres @ 0.35 g/t Au, 0.14% Cu from 153.1 metres
36.1 metres @ 0.29 g/t Au, 0.02% Cu from 429.5 metres
85.0 metres @ 0.16 g/t Au, 0.24% Cu from 516.0 metres
22-1422
100.0 metres @ 0.63 g/t Au, 0.12% Cu from 97.0 metres
including 1.5 metres @ 3.04 g/t Au, 0.09% Cu from 112.4 metres and 7.0 metres @ 3.43 g/t Au, 0.05% Cu from 118.0 metres
and 7.1 metres @ 1.37 g/t Au, 0.11% Cu from 141.0 metres
and 1.1 metres @ 5.45 g/t Au, 0.13% Cu from 157.7 metres

South Boundary Zone (west of the open-pit)

22-1411
16.6 metres @ 0.59 g/t Au, 0.04% Cu from 112.4 metres
including 1.7 metres @ 1.14 g/t Au, 0.13% Cu from 114.0 metres and 2.0 metres @ 2.33 g/t Au, 0.05% Cu from 121.0 metres
33.7 metres @ 0.54 g/t Au, 0.02% Cu from 278.9 metres
including 1.8 metres @ 1.45 g/t Au, 0.01% Cu from 287.2 metres and 4.0 metres @ 1.61 g/t Au, 0.02% Cu from 299.0 metres
and 1.6 metres @ 2.33 g/t Au, 0.10% Cu from 311.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. “*” Indicates a drill hole completed in previous quarters, assay results returned in current quarter. Drill collar locations and associated graphics are available at the following link:
https://ml.globenewswire.com/media/b54b7caa-fb95-4b8b-99ad-1ac639294106/document/?v=11042022080500.

Assays returned throughout the third quarter of 2022 show potential for both shallow and deep resource addition west of the ultimate pit boundary in the Goldmark zone and the underlying DWBX zone. The Goldmark zone is centered on the westerly-dipping Goldmark monzonite porphyry stock and dyke complex that overlies the western extension of the DWBX composite stock and associated mineralization. Shallow porphyry-style gold-copper mineralization is concentrated at the margins of dykes and the Goldmark stock, and at greater depth (~450 m and deeper) at the margins of the underlying DWBX stock. High gold-low copper style mineralization occurs throughout the zone and at shallow levels.

Drilling in the Great Eastern zones throughout 2019-2022 continued to develop two targets, a shallow target associated with the GEF, and an underlying target associated with the recently discovered Great Eastern stock. Encouraging assay results from the GEF shallow target indicate the potential for near surface mineralization on the eastern margin of the current pit.

Exploration drilling in the Oliver zone, along the northern and northwestern margins of the ultimate pit boundary, was completed in the third quarter of 2022. Assays returned throughout the third quarter of 2022 show potential for both shallow and deep resource addition adjacent to and below the current ultimate pit boundary.

Öksüt Mine

The 2022 planned diamond and RC drilling programs at the Öksüt Mine total 40,000 metres in 204 drill holes. In the third quarter of 2022, resource infill and expansion drilling continued at the Öksüt Mine for a total of 15,840 metres in 43 diamond and 18 RC drill holes.

Drilling activities during the quarter were mainly undertaken at the Keltepe, Güneytepe, Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits with the aim of expanding the known oxide gold mineralization resources, also continued with testing peripheral targets such as Yelibelen and Büyüktepe prospects.

Selected significant intersections are reported below:

Keltepe North (Oxide gold)

ODD0667	24.6 metres @ 0.43 g/t Au from 194.0 metres
ODD0669	5.5 metres @ 0.21 g/t Au from 232.5 metres 16.6 metres @ 0.27 g/t Au from 263.0 metres
ODD0675	15.5 metres @ 0.22 g/t Au from 166.9 metres
ODD0681	15.5 metres @ 0.54 g/t Au from 219.9 metres
ODD0685A	14.8 metres @ 0.32 g/t Au from 182.0 metres 11.9 metres @ 0.43 g/t Au from 219.8 metres 39.2 metres @ 0.24 g/t Au from 244.0 metres 11.2 metres @ 0.29 g/t Au from 299.0 metres

Keltepe Northwest (Oxide gold)

ODD0690	17.0 metres @ 0.21 g/t Au from 155.0 metres (sulphide)
ODD0692	24.8 metres @ 0.22 g/t Au from 19.2 metres 8.0 metres @ 0.20 g/t Au from 68.1 metres
ODD0703	8.0 metres @ 0.30 g/t Au from 53.7 metres 7.7 metres @ 0.36 g/t Au from 84.0 metres

Keltepe North-Northwest (Oxide gold)

ODD0672	9.7 metres @ 0.33 g/t Au from 286.4 metres
ODD0679	20.4 metres @ 0.27 g/t Au from 153.0 metres 9.0 metres @ 0.23 g/t Au from 230.5 metres (sulphide)
ODD0683	24.7 metres @ 0.34 g/t Au from 89.0 metres 21.8 metres @ 0.25 g/t Au from 133.5 metres (sulphide) 9.1 metres @ 0.29 % Cu from 154.2 metres
ODD0688	5.3 metres @ 0.32 g/t Au from 69.0 metres (oxide)
ODD0699	6.0 metres @ 0.38 g/t Au from 170.0 metres (partially oxide)

Keltepe (Oxide gold)

ODD0668	5.6 metres @ 0.27 g/t Au from 136.3 metres
ODD0671	19.6 metres @ 0.30 g/t Au from 146.7 metres 5.8 metres @ 0.37 g/t Au from 208.5 metres

Güneytepe (Oxide gold)

ODD0677	7.4 metres @ 0.22 g/t Au from 72.8 metres 7.4 metres @ 0.79 g/t Au from 132.1 metres

Büyüktepe (Oxide gold)

ODD0673	7.0 m @ 0.32 g/t Au from 348.4 m (oxide)

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. Oxidation assignment is a visual discrimination from core logging. Drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/b54b7caa-fb95-4b8b-99ad-1ac639294106/document/?v=11042022080500.

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Other Projects Türkiye

Sivritepe

The planned 2022 drilling program continued at the Sivritepe project in the third quarter with the completion of 29 diamond drill holes for 8,692 metres. Drilling mainly targeted the extensions of known mineralization with infill and step-out holes at the Karaburun Main and Kızılçıbık prospects. Also, previously untested gold-in-soil geochemical anomalism was drilled at new targets called Karaburun South and Soğukpınar. At Karaburun, drilling returned several significant intercepts of >1 g/t Au along a NW-SE trend. Exploration drilling will continue in the fourth quarter.

Selected significant intersections are reported below:

Karaburun Main Prospect (sulphide gold)

STE0043A
19.9 metres @ 1.19 g/t Au from 46.1 metres
including 1.0 metres @ 3.04 g/t Au from 46.1 metres
and 3.0 metres @ 1.24 g/t Au from 51.3 metres
and 1.1 metres @ 1.05 g/t Au from 55.4 metres
and 2.0 metres @ 6.61 g/t Au from 63.0 metres
16.9 metres @ 0.80 g/t Au from 76.0 metres (partially oxidized)
including 1.0 metres @ 1.08 g/t Au from 80.5 metres
  6.0 metres @ 1.56 g/t Au from 85.7 metres
 1.0 metres @ 3.30 g/t Au from 100.5 metres

STE0052A
28.0 metres @ 0.81 g/t Au from 209.0 metres
including 1.0 metres @ 1.18 g/t Au from 211.0 metres
and 1.0 metres @ 1.03 g/t Au from 216.0 metres
and 2.0 metres @ 1.35 g/t Au from 222.0 metres
and 8.0 metres @ 1.3 g/t Au from 228.0 metres

Karaburun South Prospect (sulphide gold)

STE0047	16.6 metres @ 0.58 g/t Au from 98.0 metres including 1.0 metres @ 1.23 g/t Au from 90.5 metres and 3.6 metres @ 1.46 g/t Au from 111.0 metres
STE0048	1.0 metres @ 8.17 g/t Au from 88.0 metres 6.0 metres @ 1.19 g/t Au from 121.5 metres including 1.0 metres @ 6.38 g/t Au from 125.5 metres
STE0050
13.0 metres @ 0.22 g/t Au from 53.0 metres
5.0 metres @ 0.21 g/t Au from 223.5 metres
7.0 metres @ 1.06 g/t Au from 281.0 metres
including 1.0 metres @ 4.11 g/t Au from 281.0 metres
 1.2 metres @ 1.71 g/t Au from 285.5 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60%-90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/b54b7caa-fb95-4b8b-99ad-1ac639294106/document/?v=11042022080500.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Member of Engineers and Geoscientists British Columbia, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2021 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2021 AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

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